     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 18, 1996

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                        CAPSTONE PHARMACY SERVICES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                       DELAWARE                                             11-2310352
           (State or Other Jurisdiction of                               (I.R.S. Employer
            Incorporation or Organization)                            Identification Number)

                           2930 WASHINGTON BOULEVARD
                           BALTIMORE, MARYLAND 21230
                                 (800) 766-2761
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                                R. DIRK ALLISON
                            CHIEF EXECUTIVE OFFICER
                        CAPSTONE PHARMACY SERVICES, INC.
                           2930 WASHINGTON BOULEVARD
                           BALTIMORE, MARYLAND 21230
                                 (800) 766-2761
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                             ---------------------
                                   COPIES TO:

                     MARK MANNER                                        JAMES R. TANENBAUM
      HARWELL HOWARD HYNE GABBERT & MANNER, P.C.                    STROOCK & STROOCK & LAVAN
              1800 FIRST AMERICAN CENTER                                 7 HANOVER SQUARE
                 315 DEADERICK STREET                             NEW YORK, NEW YORK 10004-2696
              NASHVILLE, TENNESSEE 37238                                  (212) 806-5400
                    (615) 256-0500

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest investment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                                                            ------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                           --------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------
                                                                PROPOSED         PROPOSED
                                                AMOUNT           MAXIMUM          MAXIMUM         AMOUNT OF
   TITLE OF EACH CLASS OF SECURITIES             TO BE       OFFERING PRICE      AGGREGATE      REGISTRATION
            TO BE REGISTERED                 REGISTERED(1)    PER SHARE(2)   OFFERING PRICE(2)        FEE
- ---------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
  share.................................      10,350,000         $10.75        $111,262,500        $38,367
- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------

(1) Includes 1,350,000 shares to cover over-allotments, if any, pursuant to over-allotment options granted to the Underwriters by the Company.
(2) Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee, on the basis of the bona fide estimate of the maximum offering price of the shares registered hereby based on the average of the high and low sale prices reported on July 16, 1996.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING
PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY 18, 1996

                                9,000,000 SHARES

                      [CAPSTONE PHARMACY SERVICES LOGO]

                                  COMMON STOCK

     All of the shares of Common Stock of Capstone Pharmacy Services, Inc. (the "Company" or "Capstone") offered hereby (the "Offering") are being offered by the Company. The Common Stock of the Company (the "Common Stock") is quoted on The Nasdaq Stock Market's National Market (the "Nasdaq Stock Market") under the symbol "DOSE." On July 16, 1996, the last sale price of the Company's Common Stock as reported by the Nasdaq Stock Market was $10.88 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                        PRICE TO           UNDERWRITING          PROCEEDS TO
                                         PUBLIC             DISCOUNT(1)          COMPANY(2)
- -------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
Total(3)..........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) See "Underwriting" for a description of the indemnification arrangements with the Underwriters.
(2) Before deducting expenses of the Offering, payable by the Company, estimated at $600,000.
(3) The Company has granted the Underwriters a 45-day over-allotment option to purchase up to an additional 1,350,000 shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public,
     Underwriting Discount and Proceeds to Company will be $          ,
     $          and $          , respectively. See "Underwriting."

                             ---------------------

     The Common Stock is offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them and subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to reject orders in whole or in part and to withdraw, to cancel or to modify the offer without notice. It is expected that delivery of certificates representing the Common Stock will be made on or about
July   , 1996.

EQUITABLE SECURITIES CORPORATION
           LEHMAN BROTHERS
                        BT SECURITIES CORPORATION
                                   WHEAT FIRST BUTCHER SINGER
                                             VOLPE, WELTY & COMPANY

                 The date of this Prospectus is July   , 1996.

                           [COMBINED LOCATIONS MAP]

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THE OFFERING CERTAIN UNDERWRITERS MAY ENGAGE IN
PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Investors should carefully consider the information set forth under the heading "Risk Factors." Except as otherwise indicated, all information presented assumes no exercise of the Underwriters' over-allotment option. All references in this Prospectus to the "Company" or "Capstone" refer to Capstone Pharmacy Services, Inc., a Delaware corporation, and its subsidiaries.

                                  THE COMPANY

     Capstone is a leading provider of institutional pharmacy services to long-term care facilities and correctional institutions throughout the United States. On June 20, 1996, Capstone entered into a definitive agreement to acquire the institutional pharmacy services business of Symphony Pharmacy Services, Inc. ("Symphony"), a subsidiary of Integrated Health Services, Inc. ("IHS"). The acquisition of Symphony (the "Symphony Acquisition") will increase the number of long-term care beds served by Capstone from approximately 44,000 in seven states to approximately 84,000 in 13 states, making Capstone the second largest independent institutional pharmacy company in the United States. Management believes the Symphony Acquisition is a major strategic step in positioning Capstone as a leading provider of institutional pharmacy services in numerous metropolitan markets nationwide. The Symphony Acquisition will increase significantly Capstone's client base and geographic scope and will result in relationships with IHS and other large operators of long-term care facilities not previously served by Capstone. In addition, management believes that Capstone's expanded national presence will enable it to compete more effectively for larger customers who operate multiple facilities while achieving purchasing efficiencies and other economies of scale.

     Capstone provides long-term care facilities with comprehensive institutional pharmacy services that include the purchasing, repackaging and dispensing of pharmaceuticals, infusion therapy and Medicare Part B services, and pharmacy consulting services, all of which are supported by computerized record keeping and third-party billing services. The Company serves its long-term care clients primarily through regional pharmacies that are open 24 hours, seven days a week. By establishing regional pharmacies that each have the capability to serve in excess of 10,000 patients, management believes that the Company can provide a broader range of services to its long-term care clients on a more cost-effective basis than many of its competitors. In the correctional business, where it currently is the largest non-captive provider of pharmacy services in the United States, the Company provides pharmaceuticals under capitated contracts to correctional institutions that have privatized their inmate health care services. Management believes the Company's experience in managing capitated correctional contracts, which involves the utilization of closed formularies, generic substitution, rigorous drug utilization review and proactive physician education, will provide a significant competitive advantage as managed care becomes more prevalent in the long-term care industry.

     In connection with an investment by Counsel Corporation ("Counsel") in December 1994, the Company installed a new management team, refocused its operating strategy on its core institutional pharmacy business and initiated an aggressive acquisition strategy. As a result of these efforts, the Company's net sales increased to $53.0 million on a pro forma basis for the quarter ended March 31, 1996 from $11.0 million for the quarter ended March 31, 1995. Capstone's profitability also improved during the same time period, with income from continuing operations of $3.0 million on a pro forma basis for the quarter ended March 31, 1996 compared to a loss from continuing operations of $2.5 million for the quarter ended March 31, 1995.

     Industry analysts estimate that the provision of institutional pharmacy services is a $4.0 billion industry that is highly fragmented and undergoing rapid consolidation. It is estimated that independent institutional pharmacy companies such as Capstone currently serve approximately 34% of long-term care facilities in the United States, while retail and in-house pharmacies serve approximately 40% and 26%, respectively. The growth in institutional pharmacy services, which is estimated to be 13% per year, is being driven in part by an increase in the demand for nursing home beds, with occupancy projected to increase from approximately 1.6 million residents in 1995 to approximately 2.3 million residents by the year 2000. While the majority of long-term care facilities previously met their pharmaceutical needs through retail pharmacies, the portion of the market served by institutional providers has increased as long-term care facilities and third-party payors have recognized the need for integrated, patient-specific pharmacy services. Increasing pressure by governmental and private payors on acute care hospitals to discharge patients into lower cost long-term care settings as early as possible has resulted in those facilities having to treat higher acuity patients who require more intensive clinical and pharmaceutical services. In addition, the Company believes health care providers and payors recognize that pharmaceuticals represent the most cost-effective treatment for chronic patients who typically reside in long-term care facilities. Management believes the correctional system is being impacted by a similar need for sophisticated pharmacy services due to the trend toward privatization of prison health care services. As the market demand for high-quality, cost-effective institutional pharmacy services is reinforced by growth in managed care and correctional privatization, management believes that many of the existing independent pharmacy providers will be increasingly receptive to the prospect of consolidating with larger companies such as Capstone.

     Capstone's strategy is to enhance its position as a leading provider of institutional pharmacy services by: (i) acquiring institutional pharmacy companies in metropolitan markets; (ii) achieving regional market density in order to enhance its operating leverage; (iii) positioning itself as the provider of choice to managed care payors in the markets in which it operates; and (iv) emphasizing internal growth through the addition of new clients and the expansion of ancillary services. Since the beginning of 1995, the Company has focused on expanding operations in major metropolitan markets, concentrating initially on the urban corridor from Baltimore to Boston and more recently acquiring operations in Chicago. Following the Symphony Acquisition, Capstone will operate in additional metropolitan markets such as Los Angeles, Dallas, New Orleans, Minneapolis-St. Paul and Tampa-St. Petersburg. Since December 31, 1994, Capstone has increased its long-term care bed count from approximately 16,200 to approximately 84,000 (including the beds served by Symphony) and the number of inmates served in correctional institutions from approximately 65,000 to approximately 120,000. Growth in the Company's long-term care business has been achieved through acquisitions in both existing and new markets and through internal growth, and growth in Capstone's correctional business has been achieved solely through the addition of new capitated contracts.

                          PENDING SYMPHONY ACQUISITION

     On June 20, 1996, the Company entered into a definitive agreement to acquire Symphony from IHS. Symphony provides institutional pharmacy services to approximately 445 long-term care facilities containing approximately 40,000 beds, with approximately 20% of those beds located in facilities affiliated with IHS. The Symphony purchase price will be comprised of $125 million in cash and $25 million in Common Stock. Capstone will finance the cash portion of the Symphony Acquisition with a $25 million investment by Counsel and the proceeds from a $100 million bridge loan (the "Bridge Loan"). Approximately $100 million of the estimated net proceeds of the Offering will be used to repay in full the Bridge Loan.

                                  THE OFFERING

Common Stock offered by the
Company.............................      9,000,000 shares

Common Stock to be outstanding after
the Offering........................     28,845,025 shares(1)

Use of proceeds.....................     To repay in full the Bridge Loan, to
                                         repay in full or in part other
                                         outstanding indebtedness and for
                                         general corporate purposes, which may
                                         include potential future acquisitions.
                                         See "Use of Proceeds."

Nasdaq Stock Market symbol..........     DOSE
- ---------------

(1) Includes 4,000,000 shares issued in connection with the Symphony Acquisition at an assumed price of $12.50 per share and excludes vested and unvested stock options to purchase 1,759,500 shares of Common Stock and outstanding warrants to purchase 4,661,540 shares of Common Stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                          YEAR ENDED FEBRUARY    TEN MONTHS    PRO FORMA            THREE MONTHS ENDED MARCH 31,
                                  28,              ENDED       YEAR ENDED       ------------------------------------
                         ---------------------  DECEMBER 31,  DECEMBER 31,                                PRO FORMA
                           1994        1995         1995        1995(1)           1995         1996        1996(1)
                         ---------   ---------  ------------  ------------      ---------   ----------    ----------
INCOME STATEMENT DATA:
Net sales............... $  51,254   $  43,608   $   48,841    $  191,816       $  10,951   $   22,028    $   53,021
Cost of sales...........    32,441      27,970       30,654       109,244           6,975       13,576        29,769
                         ---------   ---------  ------------  ------------      ---------   ----------    ----------
  Gross profit..........    18,813      15,638       18,187        82,572           3,976        8,452        23,252
Total operating
  expenses..............    18,741      26,084       18,855        79,089           6,417        7,846        19,652
                         ---------   ---------  ------------  ------------      ---------   ----------    ----------
Income (loss) from
  operations............        72     (10,446)        (668)        3,483          (2,442)         606         3,600
Income (loss) from
  continuing
  operations............      (521)    (10,781)        (645)        1,614          (2,479)         286         3,036
Fully diluted income
  (loss) from continuing
  operations per
  share................. $   (0.08)  $   (1.67)  $    (0.05)   $     0.06(2)    $   (0.30)  $     0.02(3) $     0.10(2)
Fully diluted weighted
  average shares
  outstanding........... 6,071,687   6,458,891   12,398,401    27,441,093       8,111,210   16,692,186    30,367,186

                                                                                    MARCH 31, 1996
                                                                             ----------------------------
                                                                                             PRO FORMA
                                                                             ACTUAL        AS ADJUSTED(4)
                                                                             -------       --------------
BALANCE SHEET DATA:
Working capital..........................................................    $20,102          $ 35,678
Total assets.............................................................     67,565           243,332
Long-term debt...........................................................     24,969            22,184
Stockholders' equity.....................................................     32,025           193,700

                                                                        DECEMBER 31,
                                                                     ------------------       PRO FORMA
                                                                      1994       1995     MARCH 31, 1996(4)
                                                                     ------     -------   -----------------
STATISTICAL DATA:
Long-term care pharmacy beds served at period-end..................  16,200      34,218         84,268
Correctional inmates served at period-end..........................  63,658     112,956        118,867

- ---------------

(1) Pro forma to give effect to the Company's acquisitions of Premier Pharmacy, Inc. ("Premier") in May 1995, Geri-Care Systems, Inc. and Scripts & Things, Inc. ("Geri-Care") in January 1996, IMD Corporation ("IMD") in February 1996, Medidyne Corp. ("Medidyne") in July 1996 and Symphony Acquisition, as well as the Offering at an assumed public offering price of $12.50 per share, as if all had occurred on January 1 of each respective period, if applicable. See "Pro Forma Unaudited Consolidated Financial Data."
(2) No federal tax provision has been reflected due to assumed utilization of federal net operating loss carryforwards. If those carryforwards were not available, pro forma fully diluted income from continuing operations per share for the year ended December 31, 1995 and the three months ended March 31, 1996 would have been $0.04 and $0.06, respectively.
(3) The Company was able to utilize net operating loss carryforwards to offset federal income taxes during the period. If these net operating loss carryforwards were not available, fully diluted income from continuing operations per share would have been $0.01.
(4) Pro forma to give effect to the Symphony Acquisition, the Medidyne acquisition and the Offering at an assumed public offering price of $12.50 per share as if all had occurred as of March 31, 1996. See "Pro Forma Unaudited Consolidated Financial Data."

                                  RISK FACTORS

     In evaluating the Company and its business, prospective investors should carefully consider the following factors in addition to those discussed elsewhere or incorporated by reference in this Prospectus. Information contained or incorporated by reference in this Prospectus may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate" or "continue", or the negative thereof, or other variations thereon or comparable terminology. The following matters constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those reflected in any such forward-looking statements.

     NO ASSURANCE OF SUCCESSFUL INTEGRATION OF ACQUISITIONS. The Symphony Acquisition will almost double the number of beds served by the Company, the number of Company employees and the Company's net sales. The Company has made three significant acquisitions in addition to the Symphony Acquisition in 1996. The integration of all of the acquisitions is critical to the Company's success. Potential obstacles to successful integration include, but are not limited to: cost containment; elimination of redundancies at the corporate and field level; consolidation of financial and managerial reporting functions; coordination of field managerial activities with corporate management; achievement of purchasing efficiencies; expansion of the customer base of the combined entity; roll-out of new products and services to acquired facilities; and addition and integration of key personnel. There can be no assurance that Symphony or any other acquisition will be integrated successfully into the Company's operations or will not have a material adverse effect upon the Company's results of operations, financial condition or prospects, especially in the fiscal quarters immediately following the acquisitions. In addition, there can be no assurance that the Symphony Acquisition or any other acquisition will achieve net sales and earnings that justify the Company's investment therein or expenses related thereto.

     MANAGEMENT OF GROWTH; DEPENDENCE ON KEY PERSONNEL. In addition to growth resulting from the acquisition of Symphony, the Company has experienced growth that has placed, and is likely to continue to place, significant pressure on its management resources. The Company's successful implementation of its growth strategy depends upon its ability to attract and retain qualified corporate, financial, clinical, operating and regional management personnel. The loss of the services of one or more of the Company's key executives, or of one or more of Symphony's key executives, could have a material adverse effect on the Company. The Company does not have employment agreements with certain of its key executives. There can be no assurances that the Company will be able to attract and retain sufficient numbers of qualified personnel.

     DEPENDENCE ON ACQUISITIONS FOR GROWTH. A significant component of the Company's historical growth has come through acquisitions of institutional pharmacy companies, and the success of the Company's growth strategy is dependent on additional acquisitions. No assurance can be given that the Company will be able to identify suitable acquisition candidates or to consummate acquisitions on terms acceptable to the Company. The Company will compete for acquisition candidates with buyers who may have greater financial and other resources than the Company and may be able to pay higher acquisition prices than the Company. To the extent that the Company is unable to acquire institutional pharmacy companies, or to integrate such acquisitions successfully, its ability to expand its business would be reduced significantly. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Business -- Growth
Strategy."

     GROWTH STRATEGY; NEED FOR ADDITIONAL FINANCING. In order to implement its growth strategy, the Company will require substantial capital resources and will need to incur, from time to time, additional bank indebtedness. The Company also may need to issue, in public or private transactions, equity or debt securities, the terms of which will depend on market and other conditions. There can be no assurance that any such additional financing will be available on terms acceptable to the Company if at all. As a result, the Company may not be able to implement fully its growth strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     NASDAQ STOCK MARKET NET TANGIBLE ASSET CRITERIA. In order for the Nasdaq Stock Market to continue to quote prices for the Company's Common Stock, the Company must maintain a certain minimum level of net tangible assets. The calculation of net tangible assets excludes the value of goodwill, which typically represents a substantial part of the assets acquired by the Company, insofar as most institutional pharmacy companies maintain relatively low levels of fixed assets. Should the Company continue to acquire substantial goodwill and/or increase its liabilities without increasing its stockholders' equity, it may, from time to time, fail to comply with Nasdaq's net tangible asset criteria. Such failure, if not remedied, could result in the Company's Common Stock no longer being quoted on the Nasdaq Stock Market. Such a result could have a material adverse effect on the liquidity and price of the Company's Common Stock.

     LIMITED HISTORY OF PROFITABILITY. The Company has incurred net losses in its last three fiscal years. For the years ended February 28, 1995 and 1994, losses from continuing operations were approximately $10.8 million and $521,000, respectively, and for the ten months ended December 31, 1995, the Company had a loss from continuing operations of approximately $645,000. While the Company has been profitable for the past three consecutive quarters, there can be no assurance that it will continue to be profitable in the future. See "Selected Historical Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     DEPENDENCE ON REIMBURSEMENT BY THIRD-PARTY PAYORS. The Company derives, directly or indirectly, a majority of its net sales from government-sponsored reimbursement programs. The Company's net sales and profitability are, and will continue to be, affected by the efforts of all payors to contain or reduce the costs of health care by lowering reimbursement rates, narrowing the scope of covered services, increasing case management review of service, and negotiating reduced contract pricing. Any changes in reimbursement levels under Medicare, Medicaid, or private pay programs, including managed care contracts, could have a significant adverse effect on the Company's net sales and profitability. Changes in the mix of patients among Medicare, Medicaid and different types of private pay sources may adversely affect the Company's net sales and profitability. See "Business -- Reimbursement."

     HEALTH CARE REFORM. The health care industry is subject to changing political, economic and regulatory influences that may affect the institutional pharmacy industry. In recent years, several comprehensive national health care reform proposals were introduced in the United States Congress. While none of the proposals were adopted, health care reform may again be addressed by the United States Congress. Several states also are considering health care reforms through Medicaid managed care demonstration projects. Although these projects generally exempt institutional pharmacy services and long-term care facilities, no assurance can be given that these projects will not change the Medicaid reimbursement system in certain states for long-term care, including pharmacy services, from fee-for-service to negotiated or capitated rates. The Company cannot predict which, if any, federal or state modifications or reform proposals will be adopted, when they may be adopted or what their impact on the Company may be if adopted. There can be no assurance that the adoption of certain modifications or proposals will not have a material adverse effect on the Company's results of operations, financial condition or future prospects. See "Business -- Government Regulation."

     ROLE OF MANAGED CARE. As managed care assumes an increasingly significant role in the health care industry, Capstone's future success will, in part, be dependent on obtaining and retaining managed care contracts. Competition for such contracts is intense and, in most cases, will require Capstone to compete based on breadth of services offered, pricing, ability to track and report patient outcomes and cost data and provision of value-added pharmacy consulting services, among other factors. There can be no assurance that the Company will retain or continue to obtain such managed care contracts or that the managed care contracts it obtains will be on terms as favorable to the Company as those of its current contracts. In addition, reimbursement rates under managed care contracts typically are significantly lower than those paid by other private third-party payors. See "Business -- Growth Strategy."

     COMPETITION. The long-term care pharmacy markets in which Capstone operates are highly fragmented, and the majority of competition in such markets comes from small to mid-size local operators whose primary advantage is market familiarity. Capstone's competition in the correctional pharmacy market comes primarily from other large providers. Management believes that the primary competitive factor in its industry is breadth and quality of service. Additional competitive factors include reputation, ease of doing business with the specific providers, ability to develop and to maintain relationships with referral sources and competitive pricing. Some of the Company's present and potential competitors are significantly larger than Capstone and have, or may obtain, greater financial and marketing resources than Capstone. See "Business -- Competition."

     GOVERNMENT REGULATION. Capstone is subject to extensive federal, state and local regulation. Federal laws governing the Company's activities include regulations covering the repackaging, storing and dispensing of drugs, Medicare reimbursement and certification, and certain financial relationships with physicians and other health care providers. Capstone is subject to state laws governing Medicaid, professional training, pharmacy licensure, payment of remuneration in exchange for patient referrals and the dispensing and storage of pharmaceuticals. The pharmacies operated by the Company must comply with all applicable laws, regulations and licensing standards. Many of the Company's employees must maintain certain licenses in order to provide services. The long-term care facilities which contract for the Company's pharmacy services are also subject to federal, state and local regulations and are required to be licensed in the states in which they are located. The failure by these institutions to comply with such regulations or to obtain or renew any required licenses could result in the loss of the Company's ability to provide pharmacy services to their residents. There can be no assurance that federal, state or local governments will not change existing standards or impose additional standards. Any failure to comply with existing or future standards could have a material adverse effect upon Capstone's results of operation, financial condition or prospects. See "Business -- Government Regulation."

     INFLUENCE OF PRINCIPAL STOCKHOLDER. Upon completion of the Offering the Company's principal stockholder, Counsel, and its affiliates will beneficially own approximately 28.5% of the outstanding shares of the Common Stock of the Company (27.3% if the Underwriters' over-allotment option is exercised in full). As a condition of Counsel's initial investment in Capstone, the Company agreed contractually to use its good faith efforts to have elected as directors up to four Counsel nominees, subject to certain conditions. As a result of its equity ownership in the Company and its nominees on the Company's Board of Directors, Counsel can significantly influence the management and policies of the Company, including the election of the Company's directors and the outcome of matters submitted to stockholders of the Company for approval. See "Security Ownership of Directors, Executive Officers and Principal Holders."

     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of the Offering, and assuming that 4,000,000 shares are issued in connection with the Symphony Acquisition, the Company will have 28,845,025 shares of Common Stock outstanding. Of these shares, 19,803,863 will be freely tradeable and the remainder will be "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act. Of these restricted securities, 8,942,599 shares are subject to certain "piggyback" registration rights that are currently exercisable, 7,907,599 are subject to certain demand registration rights that are currently exercisable, and 1,035,000 shares are subject to certain demand rights that are exercisable beginning in October 1996. An additional 1,759,500 shares are issuable upon the exercise of outstanding stock options, and 4,661,540 shares are issuable upon the exercise of certain outstanding warrants. Upon the exercise of such options and warrants, 3,994,314 of these shares will be freely tradeable, and the remainder will be restricted securities. Of these restricted securities, 2,336,726 shares are subject to certain demand and piggyback registration rights that are currently exercisable. Holders of of the shares of Common Stock referred to herein have
agreed not to sell any of their shares for a period of 120 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters. Following the Offering, sales of substantial amounts of the Company's Common Stock in the public market pursuant to Rule 144 or otherwise, or the potential of such sales, could adversely affect the prevailing market price for the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. See "Description of Capital
Stock -- Shares Eligible for Future Sale."

     LIABILITY AND ADEQUACY OF INSURANCE. The provision of health care services entails an inherent risk of liability. Capstone currently maintains product and professional liability insurance intended to cover such claims in amounts which it believes are consistent with industry standards. There can be no assurance that claims in excess of the insurance coverage or claims not covered by insurance will not arise. A successful claim in excess of its insurance coverage could have a material adverse effect upon the Company's results of operations, financial condition and future prospects. Claims, regardless of their merit or eventual outcome, may also have a material adverse effect upon Capstone's ability to attract customers, to maintain its insurance or to expand its business. There can be no assurance that Capstone will be able to obtain liability insurance coverage in the future on acceptable terms.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 9,000,000 shares of the Common Stock, at an assumed public offering price of $12.50 per share, are estimated to be approximately $106.3 million after deduction of underwriting discounts, commissions and estimated offering expenses (or approximately $122.3 million if the over-allotment option is exercised in full). The Company intends to use the net proceeds to repay in full the Bridge Loan. The Bridge Loan, if not paid in full within one year of funding, will convert to a term loan with a nine year maturity at an interest rate of a treasury rate plus 6.5%. Prior to being converted to a term loan, the Bridge Loan will bear interest at a floating rate of LIBOR plus a margin from 6.0% to 6.25%. The remaining net proceeds, if any, will be used to repay in whole or in part other indebtedness and for general working capital purposes, including potential future acquisitions.

     Pending the above uses, such net proceeds will be placed in short-term, interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the United States of America.

                                DIVIDEND POLICY

     The Company has never declared or paid a cash dividend on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's revolving credit facility prohibits the payment of dividends as long as there is indebtedness outstanding.

                                 CAPITALIZATION

     The following table sets forth the short-term indebtedness and consolidated capitalization (unaudited) of the Company (i) as of March 31, 1996, (ii) pro forma to give effect to the acquisitions of Symphony and Medidyne as if they had occurred as of March 31, 1996 and (iii) pro forma as adjusted to give effect to the Offering at an assumed public offering price of $12.50 per share and the application of the net proceeds therefrom as set forth under "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and related notes appearing elsewhere in this Prospectus.

                                                                       MARCH 31, 1996
                                                        --------------------------------------------
                                                                                        PRO FORMA
                                                         ACTUAL      PRO FORMA(1)      AS ADJUSTED
                                                        --------     ------------     --------------
                                                                   (DOLLARS IN THOUSANDS)
Short-term indebtedness...............................  $     --       $100,000          $     --
                                                        ========     ==========       ===========

Long-term debt and capital leases, net of current
  portion.............................................  $ 24,969       $ 28,459          $ 22,184
                                                        =========    ==========       ===========
Stockholders' equity:
  Common stock, $0.01 par value; 30,000,000 shares
     authorized; 14,663,002 shares issued and
     14,324,540 outstanding; 19,359,540 outstanding
     pro forma; 28,359,540 outstanding pro forma, as
     adjusted.........................................       143            194               284
     Capital in excess of par.........................    43,877        102,226           208,411
     Accumulated deficit..............................   (11,995)       (14,995)          (14,995)
                                                        --------     ----------       -----------
          Total stockholders' equity..................    32,025         87,425           193,700
                                                        --------     ----------       -----------
               Total capitalization...................  $ 56,994       $115,884          $215,884
                                                        ========     ==========       ===========

- ---------------

(1) Reflects the pro forma capitalization prior to the Offering after giving effect to (i) the pending Symphony Acquisition, (ii) the Bridge Loan, (iii) the Medidyne acquisition and (iv) the 1,035,000 share private placement of Common Stock in April 1996. See "Pro Forma Unaudited Consolidated Financial Data."

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected financial data for the years ended February 28, 1994 and 1995, and the ten months ended December 31, 1995 are derived from the audited consolidated financial statements of the Company. The financial data for the three months ended March 31, 1996 and 1995 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring items, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The data should be read in conjunction with the Company's Consolidated Financial Statements, related notes and other financial information included in this Prospectus.

                                          YEAR ENDED FEBRUARY     TEN MONTHS      THREE MONTHS ENDED
                                                  28,               ENDED             MARCH 31,
                                         ---------------------   DECEMBER 31,   ----------------------
                                           1994        1995          1995         1995         1996
                                         ---------   ---------   ------------   ---------   ----------
INCOME STATEMENT DATA:
Net sales..............................  $  51,254   $  43,608    $   48,841    $  10,951   $   22,028
Cost of sales..........................     32,441      27,970        30,654        6,975       13,576
                                         ---------   ---------   ------------   ---------   ----------
          Gross profit.................     18,813      15,638        18,187        3,976        8,452
                                         ---------   ---------   ------------   ---------   ----------
Operating expenses:
     Selling, general and
       administrative expenses.........     17,241      18,637        17,469        4,061        7,277
     Depreciation and amortization.....      1,037         989         1,146          287          569
     Costs in connection with
       litigation......................        463       4,389            --           --           --
     Restructuring charges.............         --       2,069           240        2,069           --
                                         ---------   ---------   ------------   ---------   ----------
          Total operating expenses.....     18,741      26,084        18,855        6,417        7,846
                                         ---------   ---------   ------------   ---------   ----------
          Income (loss) from
            operations.................         72     (10,446)         (668)      (2,442)         606
Total non-operating expense, net.......        644         801           202          156          217
                                         ---------   ---------   ------------   ---------   ----------
Income (loss) before income taxes......       (572)    (11,247)         (870)      (2,598)         389
Provision (benefit) for income taxes...        (51)       (466)         (225)        (119)         103
                                         ---------   ---------   ------------   ---------   ----------
          Income (loss) from continuing
            operations.................  $    (521)  $ (10,781)   $     (645)   $  (2,479)  $      286
                                          ========    ========    ==========     ========    =========
Fully diluted income (loss) from
  continuing operations per share......  $   (0.08)  $   (1.67)   $    (0.05)   $   (0.30)  $     0.02
                                          ========    ========    ==========     ========    =========
Fully diluted weighted average shares
  outstanding..........................  6,071,687   6,458,891    12,398,401    8,111,210   16,692,186

                                              FEBRUARY 28,
                                           -------------------
                                            1994        1995       DECEMBER 31, 1995     MARCH 31, 1996
                                           -------     -------     -----------------     --------------
BALANCE SHEET DATA:
Working capital..........................  $ 1,931     $ 5,909          $10,814             $ 20,102
Total assets.............................   24,360      19,212           42,131               67,565
Long-term debt, less current portion.....    2,358       7,650            2,692               24,969
Stockholders' equity.....................    8,316       4,778           26,840               32,025

                PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL DATA

     The following pro forma financial data may not be indicative of the future results of operations and what the actual results of operations would have been had such transactions described previously actually been effective January 1 of each respective period.

                        PRO FORMA INCOME STATEMENT DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          YEAR ENDED DECEMBER 31, 1995
                                             -------------------------------------------------------
                                                            ACQUIRED
                                             ACTUAL(1)    OPERATIONS(2)   ADJUSTMENTS     PRO FORMA
                                             ----------   -------------   -----------     ----------
Net sales..................................  $   55,894    $   135,922    $        --     $  191,816
Cost of sales..............................      35,182         74,062             --        109,244
                                             ----------   -------------   -----------     ----------
  Gross profit.............................      20,712         61,860             --         82,572
                                             ----------   -------------   -----------     ----------
Operating expenses:
  Selling, general and administrative
     expenses..............................      20,031         49,718             --         69,749
  Depreciation and amortization............       1,352          3,318          2,361(3)       7,031
  Restructuring charges....................       2,309             --             --          2,309
                                             ----------   -------------   -----------     ----------
          Total operating expenses.........      23,692         53,036          2,361         79,089
                                             ----------   -------------   -----------     ----------
Income (loss) from operations..............      (2,980)         8,824         (2,361)         3,483
                                             ----------   -------------   -----------     ----------
Non-operating expense, net:
  Interest expense, net....................         776          3,042         (1,570)(4)      2,248
  Other income.............................        (475)           (36)            --           (511)
                                             ----------   -------------   -----------     ----------
          Total non-operating expense,
            net............................         301          3,006         (1,570)         1,737
                                             ----------   -------------   -----------     ----------
Income (loss) before income taxes..........      (3,281)         5,818           (792)         1,745
Provision (benefit) for income taxes.......        (344)         1,767         (1,292)(5)        131
                                             ----------   -------------   -----------     ----------
Income (loss) from continuing operations...  $   (2,937)   $     4,051    $       500     $    1,614
                                              =========     ==========      =========      =========
Fully diluted income (loss) from continuing
  operations per share.....................                                               $     0.06
                                                                                           =========
Pro forma weighted average number of shares
  outstanding..............................                                               27,441,093(6)

- ---------------

(1) Reflects the Company's actual results of operations for the ten months ended December 31, 1995 plus results of operations for January and February 1995.
(2) Reflects the acquisitions of Premier, Geri-Care, IMD, Medidyne and the Symphony Acquisition as if they had been completed on January 1, 1995.
(3) Reflects the additional amortization of goodwill related to the Premier, Geri-Care, IMD and Medidyne acquisitions and the Symphony Acquisition over a period of 40 years.
(4) Reflects the net effect of (i) a reduction of interest expense incurred by Symphony on debt which will not be assumed by Capstone as part of the acquisition, (ii) a reduction of interest expense assuming that the net proceeds of the Offering, after repayment of the Bridge Loan, are used to repay certain other indebtedness and (iii) additional interest expense on the long-term debt related to the IMD and Medidyne acquisitions, at an annual interest rate of 7.5%.
(5) Reflects an adjustment to the provision for income taxes to reflect an effective state tax rate of 7.5%. No federal tax provision has been reflected due to assumed full utilization of federal net operating loss carryforwards.
(6) Reflects the fully diluted weighted average number of shares outstanding for the ten months ended December 31, 1995 plus (i) 1,007,692 shares issued in conjunction with the Geri-Care acquisition, (ii) 1,035,000 shares issued in the April 1996 private placement, (iii) 4,000,000 shares to be issued to IHS and Counsel in conjunction with the Symphony Acquisition and (iv) 9,000,000 Shares contemplated by the Offering at an assumed price of $12.50 per share.

                PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL DATA

                        PRO FORMA INCOME STATEMENT DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         THREE MONTHS ENDED MARCH 31, 1996
                                             ---------------------------------------------------------
                                                             ACQUIRED
                                               ACTUAL      OPERATIONS(1)   ADJUSTMENTS      PRO FORMA
                                             -----------   -------------   -----------     -----------
Net sales..................................  $    22,028      $30,993        $    --       $    53,021
Cost of sales..............................       13,576       16,193             --            29,769
                                             -----------   -------------   -----------     -----------
  Gross profit.............................        8,452       14,800             --            23,252
Operating expenses:
  Selling, general and administrative
     expenses..............................        7,277       10,544             --            17,821
  Depreciation and amortization............          569          768            494(2)          1,831
  Restructuring charges....................           --           --             --                --
                                             -----------   -------------   -----------     -----------
  Total operating expenses.................        7,846       11,312            494            19,652
                                             -----------   -------------   -----------     -----------
Income from operations.....................          606        3,488           (494)            3,600
                                             -----------   -------------   -----------     -----------
Non-operating expense, net:
  Interest expense, net....................          263          705           (591)(3)           377
  Other income.............................          (47)          --             --               (47)
                                             -----------   -------------   -----------     -----------
          Total non-operating expense,
            net............................          216          705           (591)              330
                                             -----------   -------------   -----------     -----------
Income (loss) before income taxes..........          390        2,783             97             3,270
Provision for income taxes.................          103          920           (778)(4)           245
                                             -----------   -------------   -----------     -----------
Income from continuing operations..........  $       287      $ 1,863        $   875       $     3,025
                                              ==========   ==========      =========        ==========
Fully diluted income from continuing
  operations per share.....................  $      0.02                                   $      0.10
                                              ==========                                    ==========
Pro forma weighted average number of common
  shares outstanding.......................   16,692,186                                    30,367,186(5)

- ---------------

(1) Reflects the acquisitions of IMD and Medidyne and the Symphony Acquisition as if they had occurred on January 1, 1996.
(2) Reflects the additional amortization of goodwill related to the IMD and Medidyne acquisitions and the Symphony Acquisition over a period of 40 years.
(3) Reflects the net effect of (i) a reduction of interest expense incurred by Symphony on debt which will not be assumed by Capstone as part of the acquisition, (ii) a reduction of interest expense assuming that the net proceeds of the Offering after repaying the Bridge Loan are used to repay certain other indebtedness and (iii) additional interest expense on the long-term debt related to the IMD and Medidyne acquisitions at an annual interest rate of 7.5%.
(4) Reflects the adjustment to pro forma provision for income taxes to reflect an effective state tax rate of 7.5%. No federal tax provision has been reflected due to assumed utilization of federal net operating loss carryforwards.
(5) Reflects the fully diluted weighted average number of shares outstanding for the three months ended March 31, 1996 plus (i) 1,035,000 shares of Common Stock issued in the April 1996 private placement, (ii) 4,000,000 shares to be issued to IHS and Counsel in conjunction with the Symphony Acquisition and (iii) the 9,000,000 shares contemplated by this Offering at an assumed price of $12.50 per share.

                PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL DATA

                          PRO FORMA BALANCE SHEET DATA
                             (DOLLARS IN THOUSANDS)

                                                                    MARCH 31, 1996
                                                 -----------------------------------------------------
                                                              ACQUIRED
                                                  ACTUAL    OPERATIONS(1)   ADJUSTMENTS      PRO FORMA
                                                 --------   -------------   -----------      ---------
Current assets:
  Cash and cash equivalents....................  $  1,276     $      70      $      --       $   1,346
  Accounts receivable, net of allowance for
     doubtful accounts.........................    20,107        22,879             --          42,986
  Inventories..................................     7,237         6,015             --          13,252
  Other current assets.........................       735         1,089             --           1,824
                                                 --------   -------------   -----------      ---------
          Total current assets.................    29,355        30,053             --          59,408
Property, equipment and other assets...........     4,503        10,026             --          14,529
Goodwill, net of accumulated amortization......    33,707        55,208         78,080(2)      166,995
                                                 --------   -------------   -----------      ---------
          Total assets.........................  $ 67,565     $  95,287      $  78,080       $ 240,932
                                                 ========    ==========      =========        ========
Current liabilities:
  Accounts payable.............................  $  4,066     $   7,613      $  (2,400)(3)   $   9,279
  Other current liabilities....................     5,187         9,264             --          14,451
                                                 --------   -------------   -----------      ---------
          Total current liabilities............     9,253        16,877         (2,400)         23,730
                                                 --------   -------------   -----------      ---------
Other long-term liabilities....................     1,318            --             --           1,318
Long-term debt, net of current portion.........    24,969        41,818        (44,603)(3)      22,184
                                                 --------   -------------   -----------      ---------
          Total long-term liabilities..........    26,287        41,818        (44,603)         23,502
                                                 --------   -------------   -----------      ---------
Stockholders' equity:
  Common stock and capital in excess of par....    44,020        30,185        134,490(4)      208,695
  Retained earnings (accumulated deficit)......   (11,995)        6,407         (9,407)(5)     (14,995)
                                                 --------   -------------   -----------      ---------
                                                   32,025        36,592        125,083         193,700
                                                 --------   -------------   -----------      ---------
          Total liabilities and stockholders'
            equity.............................  $ 67,565     $  95,287      $  78,080       $ 240,932
                                                 ========    ==========      =========        ========

- ---------------

(1) Reflects the acquisition of Medidyne and the Symphony Acquisition as if they had occurred on March 31, 1996.
(2) Reflects the additional goodwill recorded as part of the Medidyne acquisition and the Symphony Acquisition as part of the purchase price allocations.
(3) Reflects the net effect of (i) the additional long-term debt incurred related to the Medidyne acquisition, (ii) a reduction of long-term debt on the books of Symphony at March 31, 1996, which is not being assumed by Capstone and (iii) a reduction in indebtedness from the excess net proceeds of the Offering and a private placement of $8.8 million of Common Stock in April 1996.
(4) Reflects $50.0 million of additional equity raised in conjunction with the Symphony Acquisition, a private placement of $8.8 million of Common Stock in April 1996 and $106.3 million in estimated net proceeds from the Offering (assuming no exercise of the overallotment option), net of intercompany eliminations.
(5) Reflects intercompany eliminations and $3.0 million in fees relating to the Bridge Loan.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

     The following discussion should be read in conjunction with the information contained in the Consolidated Financial Statements, including the related notes, and the other financial information incorporated by reference herein.

GENERAL

     Capstone is a leading provider of institutional pharmacy services to long-term care facilities and correctional institutions throughout the United States. The Company provides its long-term care clients with comprehensive institutional pharmacy services that include (i) the purchasing, repackaging and dispensing of pharmaceuticals, (ii) infusion therapy and Medicare Part B services, which are comprised of enteral nutrition and urologic supplies, and
(iii) pharmacy consulting services, all of which are supported by computerized record keeping and third-party billing services. The Company serves its long-term care clients primarily through regional pharmacies that are open 24 hours, seven days a week. In the correctional business, the Company provides pharmaceuticals primarily under capitated contracts at correctional institutions that have privatized inmate health care services.

     In the first quarter of 1995, Capstone implemented a corporate restructuring plan that included installation of a new management team, refocusing the Company's operations on core institutional pharmacy businesses and the initiation of an aggressive acquisition strategy. In conjunction with the restructuring, the Company exited certain non-strategic, unprofitable lines of business. Consequently, the Company sold its medical/surgical supply operations, closed a long-term care pharmacy in Missouri, discontinued its long-term care mail order pharmacy operations and sold its computer division. Capstone took certain charges and realized certain gains relating to the discontinuation of these operations.

     The acquisition of institutional pharmacy companies has resulted in a significant change in the Company's financial profile. Since May 1995, the Company has completed four acquisitions that added approximately $49,000,000 in 1995 annualized net sales. On June 20, 1996, the Company entered into a definitive agreement to acquire Symphony, which will add approximately 445 long-term care facilities containing over 40,000 beds and approximately $109,000,000 in 1996 annualized net sales. The Symphony Acquisition will increase significantly the Company's client base and geographic scope. All of the these acquisitions are being accounted for using the purchase method of accounting and, as a result, the Company will incur significant future amortization expense associated with goodwill.

     On a pro forma basis for all acquisitions, including the Symphony Acquisition, the Company's net sales and income from continuing operations for the 12 months ended December 31, 1995 were approximately $191,816,000 and $1,614,000, respectively, compared to actual net sales of approximately $43,600,000 and a loss from continuing operations of approximately $10,800,000 in the prior fiscal year ended February 28, 1995, and the Company's pro forma net sales and income from continuing operations for the quarter ended March 31, 1996 were approximately $53,021,000 and $3,025,000, respectively, compared to actual net sales of approximately $10,951,000 and a loss from continuing operations of approximately $2,479,000 for the quarter ended March 31, 1995.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1996 COMPARED WITH THE THREE MONTHS ENDED MARCH 31, 1995

     Net Sales. Net sales increased to $22,028,000 in the 1996 period from $10,951,000 in the 1995 period, an increase of $11,077,000, or 101.2%. Of this increase, approximately $10,640,000 was attributable to the acquisitions of Premier, Geri-Care, and IMD. Net sales on a "same store" basis increased by approximately $1,482,000, or 13.5%, after eliminating the medical/surgical supply sales, which were included in the 1995 period, and the increase in sales to correctional institutions during the 1996 period.

     Cost of Sales. Cost of sales includes the cost of pharmaceuticals sold to patients and institutions. Cost of sales increased to $13,576,000 in the 1996 period from $6,975,000 in the 1995 period, an increase of $6,601,000, or 94.6%. Of this increase, approximately $6,431,000 was attributable to acquisitions, and the remainder resulted from increased sales volumes in existing operations. As a percentage of net sales, cost of sales was 61.6% in the 1996 period compared to 63.7% in the 1995 period.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $7,277,000 in the 1996 period from $4,061,000 in the 1995 period, an increase of $3,216,000, or 79.2%. Of this increase, approximately $3,398,000 was attributable to acquisitions. As a percentage of net sales, selling, general and administrative expenses were 33.0% in the 1996 period compared to 37.1% in the 1995 period. The decrease was due to the sale of the medical/surgical supply business and reduced costs as a result of the corporate restructuring discussed above.

     Depreciation and Amortization. Depreciation and amortization increased to $569,000 in the 1996 period from $287,000 in the 1995 period, an increase of $282,000, or 98.3%. Of this increase, approximately $154,000 was attributable to depreciation related to acquisitions. Amortization of goodwill increased by approximately $174,000 in the 1996 period as a result of acquisitions.

     Interest Expense. Net interest expense increased to $217,000 in the 1996 period from $156,000 in the 1995 period, an increase of $51,000, or 24.1%. This increase primarily resulted from interest expense related to bank borrowings to fund the acquisition of IMD.

     Income Taxes. Income taxes consist of accruals and adjustments for state and local income taxes based upon apportioned state taxable income. The federal income tax provision was reduced in the 1996 and 1995 periods by the anticipated utilization of net operating loss carryforwards.

     Income (Loss) from Continuing Operations. Income from continuing operations increased to $286,000 in the 1996 period from a loss of $2,479,000 in the 1995 period, an increase of $3,536,000. This increase was attributable primarily to restructuring charges in the amount of $2,069,000 recorded during the 1995 period.

TEN MONTHS ENDED DECEMBER 31, 1995 COMPARED TO FISCAL YEAR ENDED FEBRUARY 28,
1995

     Net Sales. Net sales for the ten months ended December 31, 1995 was $48,841,000 compared to $43,608,000 for the fiscal year ended February 28, 1995. Of this difference, approximately $13,815,000 was attributable to the acquisition of Premier. Net sales decreased substantially due to sale of the medical/surgical supply business, partially offset by the addition of new correctional contracts.

     Cost of Sales. Cost of sales for the ten months ended December 31, 1995 was $30,654,000 compared to $27,970,000 for the fiscal year ended February 28, 1995. Of this difference, approximately $8,814,000 was attributable to the Premier acquisition. As a percentage of net sales, cost of sales for the ten months ended December 31, 1995 was 62.8% compared to 64.1% for fiscal 1995. The decrease as a percentage of net sales was due to the sale of the lower margin medical/surgical supply business. In addition, the Company renegotiated its purchasing contracts during the period, lowering its cost of sales. Cost of sales was not materially affected by price changes in products purchased during the period.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the ten months ended December 31, 1995 were $17,469,000 compared to $18,637,000 for the fiscal year ended February 28, 1995. As a percentage of net sales, selling, general and administrative expenses for the ten months ended December 31, 1995 were 35.8% compared to 42.7% for fiscal 1995. The decrease as a percentage of net sales was due to the sale of the medical/surgical supply business and reduced costs as a result of the corporate restructuring discussed above. The Premier acquisition added approximately $4,800,000 of additional selling, general and administrative expense.

     Interest Expense. Net interest expense for the ten months ended December 31, 1995 was $634,000 compared to $905,000 for the fiscal year ended February 28, 1995. This decrease primarily resulted from the reduction of the Company's debt using proceeds from private placements and the difference between the ten month and 12 month periods.

     Other Income. Other income for the ten months ended December 31, 1995 was $432,000 compared to $104,000 for the fiscal year ended February 28, 1995. The difference primarily resulted from a gain on the sale of assets from the Company's medical/surgical supply business.

     Income Taxes. Benefit for income taxes for the ten months ended December 31, 1995 was $225,000 compared to $466,000 for the fiscal year ended February 28, 1995. The benefit for income taxes for the ten months ended December 31, 1995, primarily resulted from the carry back of a prior year taxable loss to prior periods.

     Income (Loss) from Continuing Operations. The loss from continuing operations for the ten months ended December 31, 1995 was $645,000 compared to a loss of $10,781,000 for the fiscal year ended February 28, 1995. This difference was attributable partially to the inclusion in the prior period of nonrecurring costs in connection with claims and litigation of $4,389,000 and restructuring charges of $2,069,000. The remaining difference was due to the acquisition of Premier and to the corporate restructuring discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     The Company requires capital primarily for the acquisition of institutional pharmacy companies, to finance its working capital requirements and for the purchase of equipment for existing pharmacies.

     The Company's net cash used in operating activities was $2,171,000, $3,588,000 and $1,123,000 for the three months ended March 31, 1996, the ten months ended December 31, 1995 and the fiscal year ended February 28, 1995, respectively. Generally, the cash used in operating activities in each of the periods resulted from increased working capital requirements. Specifically, net cash from operating activity was impacted by a $2,516,000 decrease in accounts payable in the three months ended March 31, 1996, by a $11,420,000 net loss and a $3,500,000 litigation settlement payment by the Company in the fiscal year ended February 28, 1995.

     The Company's net cash provided by (used in) investing activities was ($17,344,000), ($6,559,000) and $9,000 for the three months ended March 31,
1996, the ten months ended December 31, 1995 and the fiscal year ended February 28, 1995, respectively. Net cash from investing activities was impacted by $17,048,000 of acquisition spending for Geri-Care and IMD in the three months ended March 31, 1996 and by $4,169,000 of acquisition spending for Premier and a $2,243,000 advance in the ten months ended December 31, 1995.

     Net cash provided by financing activities was approximately $18,028,000, $12,364,000 and $1,218,000 for the three months ended March 31, 1996, the ten months ended December 31, 1995 and the fiscal year ended February 28, 1995, respectively. Net cash from financing activities was impacted by $20,483,000 of borrowings in the three months ended March 31, 1996; by equity offerings for net proceeds of $21,682,000 and long-term debt repayments of $10,885,000 in the ten months ended December 31, 1995; and by an equity offering for net proceeds of $7,281,000 and long-term debt repayments of $5,903,000 in the fiscal year ended February 28, 1995.

     The Company's current ratio was 3.2:1, 2.0:1 and 2.0:1 at March 31, 1996, December 31, 1995 and February 28, 1995, respectively. The increased current ratio at March 31, 1996 was due primarily to an increase in accounts receivable associated with acquisitions during the period.

     During January 1996, Creditanstalt Corporate Finance, Inc. ("Creditanstalt") agreed to amend the Company's revolving line of credit (the "Line of Credit") to provide for an increase in borrowings available under the Line of Credit to $15,000,000 and to add a new term loan facility in the amount of $10,000,000 (the "Term Loan"). Upon completion of a private placement in April 1996, maximum availability under the Line of Credit and the Term Loan was increased pursuant to the terms thereof to $21,000,000 and $14,000,000, respectively, subject to certain borrowing base limitations. Borrowings under the Line of Credit and Term Loan are secured by substantially all of the assets of the Company, bear interest at rates of either prime plus 0.25% or LIBOR plus 1.25% (8.25% and 6.875%, respectively, as of July 20, 1996) and are subject to other restrictions and loan covenants, all as defined by the underlying agreements. As of July 12, the Company had outstanding borrowings of $8,933,000 under the Line of Credit and $8,500,000 under the Term Loan. Following the Offering, the Company intends to seek an increase in borrowings available under the Line of Credit to approximately $75,000,000.

     On December 16, 1994, Counsel purchased from the Company in a private placement transaction 2,000,000 shares of Common Stock at a price of $3.65 per share for net proceeds to the Company of approximately $7,191,000, and received warrants for the purchase of an additional 1,800,000 shares of Common Stock exercisable at any time over a three-year period. On May 22, 1995, the Company completed a private placement of 1,600,000 units (the "Units") at a price of $3.65 per Unit. Net proceeds to the Company were approximately $5,760,000. Each Unit consisted of one share of Common Stock, a three-year warrant to acquire 0.5 shares of Common Stock at the exercise price of $4.50 per share, and a three-year warrant to acquire 0.4 shares of Common Stock at the exercise price of $5.50 per share. Counsel acquired 596,362 Units, and officers and directors of the Company acquired 261,780 Units. On August 29, 1995, the Company completed a private placement of 3,500,000 shares of Common Stock at a price of $4.38 per share for net proceeds of approximately $15,080,000. Counsel Corporation purchased 1,311,237 shares in the August 1995
Private Placement. On April 18, 1996, the Company completed a private placement of 1,035,000 shares of Common Stock at a price of $8.50 per share for net proceeds of approximately $8,370,000 (the "April 1996 Private Placement"). The net proceeds from these four private placements were used primarily to repay indebtedness related to acquisitions of Premier in May 1995, Geri-Care in January 1996 and IMD in February 1996.

     The Company believes its existing Line of Credit is sufficient to fund its working capital needs. In order to implement its growth strategy, the Company will require substantial capital resources and will need to incur, from time to time, additional bank indebtedness. The Company also may need to issue, in public or private transactions, equity or debt securities, the availability and terms of which will depend on market and other conditions. There can be no assurance that any such additional financing will be available on terms acceptable to the Company, if at all.

                                    BUSINESS

GENERAL

     Capstone is a leading provider of institutional pharmacy services to long-term care facilities and correctional institutions throughout the United States. On June 20, 1996, Capstone entered into a definitive agreement to acquire the institutional pharmacy services business of Symphony, a subsidiary of IHS. The Symphony Acquisition will increase the number of long-term care beds served by Capstone from approximately 44,000 in seven states to approximately 84,000 in 13 states, making Capstone the second largest independent institutional pharmacy company in the United States. Management believes the Symphony Acquisition is a major strategic step in positioning Capstone as a leading provider of institutional pharmacy services in numerous metropolitan markets nationwide. The Symphony Acquisition will increase significantly Capstone's client base and geographic scope and will result in relationships with IHS and other large operators of long-term care facilities not previously served by Capstone. In addition, management believes that Capstone's expanded national presence will enable it to compete more effectively for larger customers who operate multiple facilities while achieving purchasing efficiencies and other economies of scale.

     Capstone provides long-term care facilities with comprehensive institutional pharmacy services that include the purchasing, repackaging and dispensing of pharmaceuticals, infusion therapy and Medicare Part B services, and pharmacy consulting services, all of which are supported by computerized record keeping and third-party billing services. The Company serves its long-term care clients primarily through regional pharmacies that are open 24 hours, seven days a week. By establishing regional pharmacies that each have the capability to serve in excess of 10,000 patients, management believes that the Company can provide a broader range of services to its long-term care clients on a more cost-effective basis than many of its competitors. In the correctional business, where it currently is the largest non-captive provider of pharmacy services in the United States, the Company provides pharmaceuticals under capitated contracts to correctional institutions that have privatized their inmate health care services. Management believes the Company's experience in managing capitated correctional contracts, which involves the utilization of closed formularies, generic substitution, rigorous drug utilization review and proactive physician education, will provide a significant competitive advantage as managed care becomes more prevalent in the long-term care industry.

INDUSTRY OVERVIEW

     Institutional pharmacies purchase, repackage and dispense pharmaceuticals to residents of long-term care facilities such as nursing homes, sub-acute facilities, assisted living facilities and, in certain instances, to inmates in correctional institutions. Unlike acute care hospitals, most long-term care facilities do not maintain on-site pharmacies because their volume of prescribed medications is not generally sufficient to make a pharmacy cost-effective. Prior to the 1970s, the pharmacy needs of long-term care facilities generally were fulfilled by local retail pharmacies. In response to increasingly strict nursing home regulations, changes in the reimbursement environment and the increasing acuity of long-term care patients, the breadth of pharmacy services required by long-term care facilities has increased substantially. In addition to providing oral medications, many institutional pharmacies provide infusion therapy services and supplies, Medicare Part B services such as enteral nutrition services and urologic supplies, and pharmacy consulting services, including monitoring the control and administration of pharmaceuticals within a facility, assistance in complying with applicable regulations, therapeutic monitoring and drug utilization review services. The Company believes that institutional pharmacy companies are best positioned to meet these evolving market demands in the long-term care industry and to assume a proactive role in influencing the effectiveness and cost of health care.

     Industry analysts estimate that the provision of institutional pharmacy services is a $4.0 billion industry that is growing approximately 13% per year. Management believes this growth is being driven by two primary factors: (i) the increasing number of patients receiving treatment in long-term care or other institutional settings and (ii) the increasing number of medications taken per day by patients in long-term care and correctional institutions. Several factors should continue to influence the increase in the number of patients residing in long-term care settings including the aging of the population, earlier discharge of patients from acute care settings into lower cost institutional settings, growth in the number of assisted living beds and a decreasing tendency for families to maintain the role as primary care giver for elderly relatives. Factors influencing the increase in medications administered to institutional patients include advances in medical technology, which have resulted in the availability of new drug therapy regimens, and the increasing acuity level of nursing home and sub-acute patients as a result of quicker discharge following acute care procedures. Management believes that the average long-term care patient receives approximately six to eight medications per day.

     The long-term care segment of the institutional pharmacy industry is highly fragmented, with small retail pharmacies serving approximately 40% of long-term care facilities, independent institutional pharmacy companies serving approximately 34% of long-term care facilities and in-house captive pharmacies serving the remaining 26% of such facilities. Management believes that consolidation will accelerate as long-term care providers migrate from traditional retail pharmacies to larger institutional pharmacy companies. Factors driving consolidation in the institutional pharmacy industry include:

     - Economies of Scale. Larger institutional pharmacies are able to leverage corporate purchasing agreements to reduce supply costs. Management believes that industry-wide drug costs average between 50% and 60% of sales, making purchasing efficiencies critical to controlling costs. Industry participants purchase the majority of their drug supplies from large drug wholesalers, and larger industry participants have greater bargaining power to reduce costs associated with such purchases.

     - Ability to Provide a Broad Range of Services. As a result of their ability to serve multiple facilities from a single location, larger pharmacies are able to offer more services at a lower cost per bed. These services include 24 hours, seven days per week coverage, clinical pharmacists, registered nurses and more frequent deliveries.

     - Regulatory Expertise and Systems Capabilities. Customers are demanding more sophisticated and specialized services from pharmacy providers due, in part, to increasingly complex government regulations requiring enhanced planning, monitoring and reporting capabilities regarding patient care. As a result, long-term care administrators seek experienced institutional pharmacy providers which offer computerized information and documentation systems designed to monitor patient care and to assist in controlling facility and payor costs.

GROWTH STRATEGY

     Capstone's objective is to enhance its position as a leading provider of high-quality, cost-effective institutional pharmacy services. The Company provides comprehensive pharmacy services primarily in metropolitan areas in order to develop the regional market penetration and critical mass necessary to position the Company as the pharmacy services provider of choice to long-term care facilities and third-party payors. Following are the key elements of the Company's growth strategy:

     - Acquire Institutional Pharmacy Companies in Metropolitan Markets. The acquisition of high-quality institutional pharmacy companies in targeted metropolitan markets has been the primary contributor to the Company's growth. Capstone focuses on acquisitions in metropolitan markets because of the relatively higher number of long-term care beds available to be served compared to non-metropolitan markets. The Company has implemented this strategy successfully in the Baltimore to Boston corridor and is adopting a similar approach in the Chicago market. Upon completion of the Symphony Acquisition, Capstone will have operations in additional major markets including Los Angeles, Dallas, New Orleans, Minneapolis-St. Paul and Tampa-St. Petersburg.

     - Achieve Regional Market Density. Capstone identifies acquisition candidates that solidify its position in a market and enable it to develop a critical mass of long-term care clients. By establishing regional pharmacies that each have the capability to serve in excess of 10,000 patients, management believes the Company can provide a broader range of services to its long-term care clients on a more cost-effective basis than many of its competitors. This strategy of developing regional market density around a single pharmacy location allows the Company to serve long-term care facilities within a 150-mile radius. In addition, this strategy enables the Company to consolidate smaller individual pharmacies, capitalizing on operating efficiencies and economies of scale in marketing and corporate overhead.

     - Position for Managed Care. Capstone provides pharmacy services under capitated contracts to correctional institutions across the United States. Management believes its experience in managing capitated contracts, which utilize closed formularies, generic substitution, rigorous drug utilization review and proactive physician education, will provide the Company with a significant competitive advantage as managed care becomes more prevalent in the long-term care industry. In conjunction with the strategy of achieving regional market density, management believes the Company's capitation expertise will position Capstone to be the provider of choice to managed care payors in the markets in which it operates.

     - Emphasize Internal Growth. The Company seeks to generate internal growth by adding new clients and expanding the range of services offered to existing clients. The Symphony Acquisition will increase significantly Capstone's client base and geographic scope and will establish relationships with IHS and other large operators of long-term care facilities not previously serviced by Capstone. Management believes there will be attractive opportunities to increase the number of IHS-affiliated beds served, as well as opportunities to add beds in long-term care facilities that previously were unwilling to consider Symphony as a provider because of its status as an in-house captive of an industry competitor. Once a client relationship is established, the Company seeks to increase net sales by offering infusion therapy and Medicare Part B services. Because of the recent addition of these ancillary services to the Company's product line, management believes substantial growth opportunities exist within the existing client base.

SERVICES

     Capstone provides institutional pharmacy services to long-term care facilities, correctional institutions and a limited number of hospital pharmacies. Management believes that the primary competitive factor in its industry is breadth and quality of service. In addition to providing oral medications to its clients, the Company provides ancillary services that generate incremental sales. Following is a description of each of the Company's primary lines of business.

     Pharmacy Services. Capstone's core business is providing pharmaceutical dispensing services to residents of long-term care facilities and correctional institutions. The Company purchases pharmaceuticals in bulk quantities from wholesalers and manufacturers and dispenses both prescription and non-prescription drugs in patient-specific unit dose or blister packages in accordance with physician orders. Prescription and non-prescription medications are delivered at least daily to long-term care facilities for administration to residents by the nursing staffs of such facilities. Capstone's pharmacists package drugs to meet each patient's needs for either single-day or multi-day dosage requirements. Each drug is dispensed by either individually sealing the required unit dose or sealing such dose in an individual cavity within a blister package. Capstone can customize the timing and packaging of its delivery system to meet specific client needs.

     Capstone uses an order processing system that enables its long-term care clients to order pharmaceuticals using either a pre-printed label or monthly order forms. Clients generally take delivery of routine orders within 24 hours; however, most of the Company's pharmacies are open 24 hours to provide emergency service when needed. Once a physician order is received by Capstone, it is entered into one of the Company's pharmacy computer systems where information is screened for drug and food interactions, allergies, and refill limitations. Upon entry, the prescription becomes part of the permanent patient record, and a label is printed for application to the Company's blister package. The package label contains specific patient information as well as physician name, medication, dosage information and cautionary messages. Prior to delivery to the long-term care facility, the completed prescription with patient-specific label attached is reviewed by one of the Company's pharmacists and re-verified against the original order entry data. Following this final quality assurance check, the prescription is delivered by courier service to the facility.

     As an additional service, the Company furnishes its clients with customized information from its computerized medical records and documentation system. This system aggregates and organizes detailed patient medical records, facility drug usage and monthly management and quality assurance reports. Management believes this system of client-tailored information management, combined with the Company's patient-specific unit dose delivery system, results in improved efficiency and accuracy in the administration of medications and reduces the likelihood of drug-related adverse consequences.

     In addition to its core long-term care and correctional business, the Company also provides pharmacy management services to 12 acute care hospitals. These services entail the management of hospital pharmacies pursuant to contracts on either a single-year or multi-year basis.

     Pharmacy Consulting Services. Capstone provides value-added consulting services that help clients comply with federal and state regulations applicable to long-term care facilities, manage medication costs more effectively and maximize the efficacy of drug regimens. These pharmacy consulting services include (i) a review of each patient's medical record and drug regimen to facilitate the monitoring of potential adverse drug reactions, (ii) recommendation of therapeutic alternatives, where appropriate, (iii) monthly evaluation of facility-wide drug usage and drug costs and (iv) maintenance of drug administration records that assist the long-term care facility with regulatory compliance.

     Ancillary Services. Capstone provides long-term care facilities with infusion therapies and Medicare Part B services, which consist of enteral nutrition and urologic supplies, as well as counseling and assistance with regulatory compliance in connection with such services. The Company's registered nurses provide on-site training to client facility staff members in the use of infusion and enteral supplies and equipment. Prior to the acquisitions of Medidyne and Symphony in July 1996, ancillary services did not comprise a material component of Capstone's net sales.

OPERATIONS

     Organization. Following the closing of the Symphony Acquisition, Capstone's long-term care operations will be divided into five geographic regions, each headed by a regional vice president. Management believes this regional organizational structure provides the flexibility to accommodate continued growth. Capstone believes that the institutional pharmacy business is dependent in large part on personal service and encourages its pharmacists to develop personal relationships and to be responsive to local market demands. The Company uses more centralized financial and inventory control systems support than are typically available to small, independent pharmacy operators. Additional services performed at the corporate level include quality improvement oversight, financial and accounting functions, group purchasing and acquisitions and development.

     Pharmacy Distribution Model. In the long-term care business, the Company typically provides services through regional pharmacies that have the capability to serve long-term care facilities via courier within a 150-mile radius. These regional pharmacies are open 24 hours, seven days a week and are staffed with clinical pharmacists, registered nurses and pharmacy technicians. Upon completion of the Symphony Acquisition, the Company will provide services from 34 pharmacies in 13 states. In the correctional business, the Company dispenses pharmaceuticals via overnight delivery primarily from a centralized mail service pharmacy operation located in Baltimore.

     Formulary Management. Capstone utilizes a closed formulary management system in its capitated correctional business. Under the Company's closed formulary, Capstone pharmacists assist prescribing physicians in selecting the most appropriate drug among therapeutic alternatives, including generic substitutions, and in the use of more cost-effective dosage amounts.

     Management believes that its experience with formulary management in its correctional business, combined with Symphony's newly established long-term care formulary program, should enhance Capstone's ability to implement an effective formulary management system that will be attractive to long-term care providers and third-party payors.

     Sales & Marketing. The Company's marketing efforts are directed at long-term care facility operators and providers of health care services to correctional institutions. While pricing is an important factor in the selection of pharmacy providers, Capstone's experience is that the primary factor, particularly among long-term care operators, is the quality and range of services offered. Consequently, the Company strives to provide high-quality services that are tailored to each client's needs. Once a relationship is established, Capstone then attempts to expand the range of services it provides.

     Capstone's marketing efforts are conducted by five regional salespersons with support from 34 pharmacy managers. The Company's consultant pharmacists and nurse consultants also are integral to the marketing effort because of their daily contact with the facility managers and the residents in those facilities.

     Purchasing. Capstone purchases substantially all of its pharmaceutical inventories from wholesalers and manufacturers. In order to lower its costs, Capstone has entered into a primary wholesaler agreement with a single supplier from which the Company receives twice-daily deliveries of inventory. Capstone also has in place secondary wholesale agreements to minimize its purchasing channels while maximizing inventory quality and cost savings. Because of readily available alternatives, Capstone is not dependent on any one supplier. In November 1995, Capstone negotiated a new supplier contract with terms that are more favorable to Capstone than its previous contracts. With the Symphony Acquisition, management believes a more favorable primary wholesaler agreement as well as more favorable pricing from drug manufacturers will be available to the Company.

COMPETITION

     The institutional pharmacy market is highly fragmented and competition varies significantly from market to market. The Company's competitors include small retail pharmacies, large chain pharmacies, in-house captive pharmacies and a small number of national institutional pharmacies. Management believes that the competitive factors most important in the Company's lines of business are quality and range of service offered, reputation with referral sources, ease of doing business with the provider, ability to develop and to maintain relationships with referral sources and competitive prices. Some of the Company's present and potential competitors are significantly larger than the Company and have, or may obtain, greater financial and marketing resources than the Company. In addition, there are relatively few barriers to entry in the local markets served by the Company, and it may encounter substantial competition from local market entrants.

REIMBURSEMENT

     The Company is reimbursed, directly or indirectly, by government-sponsored programs for a majority of its institutional pharmacy services.

     The Medicaid program is a federal-state cooperative program designed to enable states to provide medical assistance to aged, blind or disabled individuals, or to members of families with dependent children whose income and resources are insufficient to meet the costs of necessary medical services. State participation in the Medicaid program is voluntary. To become eligible to receive federal funds, a state must submit a Medicaid "state plan" to the Secretary of HHS for approval. The federal Medicaid statute specifies a variety of requirements which the state plan must meet, including requirements relating to eligibility, coverage of services, payment and administration. For residents eligible for Medicaid, the Company bills the individual state Medicaid program. Medicaid programs are funded jointly by the federal government and individual states and are administered by the states. The reimbursement rates for pharmacy services under Medicaid are determined on a state-by-state basis subject to review by the Health Care Financing Administration and applicable federal law. Federal regulations and the regulations of certain states establish "upper limits" for reimbursement for prescription drugs under Medicaid. Pharmacy services are priced on a state-by-state basis at the lower of "usual and customary" charges or cost (which generally is defined as a function of average wholesale price and may include a profit percentage) plus a fixed dispensing fee which is adjusted to reflect associated costs on an annual or less frequent basis. State Medicaid programs generally have long-established programs for reimbursement which have been revised and refined over time and have not had a material adverse effect on the pricing policies or receivables collection for long-term care facility pharmacy services. Any future changes in such reimbursement program or in regulations relating thereto, such as reductions in the allowable reimbursement levels or the timing of processing of payments, could adversely affect the Company's business. The U.S. Congress has passed a fiscal year 1996 budget reconciliation bill that provides for substantial reductions in the rate of spending increases in the Medicare program and in the federal share of the Medicaid program over the next seven years. The annual increase in the federal share would vary from state to state based on a variety of factors. Such provisions, if ultimately signed into law, could adversely affect the Company's business.

     Medicare, a federally-funded health insurance program, consists of two parts: Medicare Part A, which covers, among other things, pharmaceutical costs for eligible long-term patients; and Medicare Part B, which covers certain items and services provided by medical suppliers, including enteral nutrition and urologic supplies. Medicare Part A requires long-term care facilities to submit all of their costs for patient care, including pharmaceutical costs, in a unified bill. Thus, fees for pharmaceuticals provided to Medicare Part A patients are paid to the Company by the long-term care facility on a monthly basis. Pricing is consistent with that of private pay residents or is set between private pay rates and Medicaid rates. Medicare Part A has a cost-sharing arrangement under which patients must pay a portion of their costs. These non-covered co-payments are billed by the facility directly to the residents or the state Medicaid plan, as the case may be.

     Payment for Medicare Part B is based on a fee schedule, which varies depending on the state in which the patient receiving the items resides, and is made on a per-item basis directly to the supplier. The Company either bills Medicare directly for Medicare Part B covered products for each patient or, alternatively, assists the long-term care facility in meeting Medicare Part B eligibility requirements and prepares bills on behalf of the facility. Medicare Part B also has an annual deductible as well as a co-payment obligation on behalf of the patient, and the portion not covered by Medicare is billed directly to the patient or appropriate secondary payor.

     The Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings, and freezes and funding reductions, all of which may adversely affect the Company's business. There can be no assurance that payments for pharmaceutical supplies and services under governmental reimbursement programs will continue to be based on the current methodology or remain comparable to present levels. In this regard, the Company may be subject to rate reductions as a result of federal budgetary legislation related to the Medicare and Medicaid programs. In addition, various state Medicaid programs periodically experience budgetary shortfalls which may result in Medicaid payment delays to the Company. To date, the Company has not experienced any material adverse effect due to any such budgetary shortfall.

     In addition, the failure, even if inadvertent, of Capstone and/or its client institutions to comply with applicable reimbursement regulations could adversely affect Capstone's business. Additionally, changes in such reimbursement programs or in regulations related thereto, such as reductions in the allowable reimbursement levels, modifications in the timing or processing of payments and other changes intended to limit or decrease the growth of Medicaid and Medicare expenditures, could adversely affect the Company's business.

     For patients carrying third-party insurance, the patient's individual insurance plan is billed monthly. For those patients who are ineligible for the Medicaid and Medicare programs and are not covered by private insurance, the Company bills the individual or another responsible party monthly based on prevailing regional market rates or "usual and customary" charges. In New York, the Company receives payment directly from the long-term care facilities it serves, regardless of such facilities' reimbursement sources.

GOVERNMENT REGULATION

     Institutional pharmacies, as well as the long-term care facilities they serve, are subject to extensive federal, state and local regulation. These regulations cover required qualifications, day-to-day operations, reimbursement and the documentation of activities. Capstone continuously monitors the effects of regulatory activity on its operations.

     States generally require that companies operating a pharmacy within the state be licensed by the state board of pharmacy. The Company currently has its pharmacies licensed in each state in which it operates a pharmacy. In addition, the Company currently delivers prescription drugs from its licensed pharmacies to five states in which the Company does not operate a pharmacy. These five states regulate the delivery by out-of-state pharmacies of prescription drugs to patients in such states, and Capstone's pharmacies hold these requisite licenses. In addition, Capstone's pharmacies are registered with the appropriate state and federal authorities pursuant to statutes governing the regulation of controlled substances.

     Long-term care facilities are also separately required to be licensed in the states in which they operate and, if serving Medicare or Medicaid patients, must be certified to be in compliance with applicable program participation requirements. Long-term care facilities are also subject to the nursing home regulations which impose strict compliance standards relating to quality of care for long-term care facilities operations, including extensive documentation and reporting requirements. In addition, pharmacists, nurses and other health care professionals who provide services on the Company's behalf are in the most cases required to obtain and maintain professional licenses and are subject to state regulation regarding professional standards of conduct.

     Federal and state laws impose certain repackaging, labeling, and packing insert requirements on pharmacies that repackage drugs for distribution beyond the regular practice of dispensing or selling drugs directly to patients at retail. A drug repackager must be registered with the Food and Drug Administration. The Company holds all required registration and licenses, and its repackaging operations are in compliance with applicable state and federal requirements.

     The long-term care pharmacy business operates under regulatory and cost containment pressures from state and federal legislation primarily affecting Medicaid and, to a lesser extent, Medicare. As is the case for nursing home services generally, Capstone receives reimbursement from both the Medicaid and Medicare programs, directly from individual residents (private pay), and from other payors such as third-party insurers. The Company believes that its reimbursement mix is in line with long-term care expenditures nationally.

     Federal regulations contain a variety of requirements relating to the furnishing of prescription drugs under Medicaid. First, states are given broad authority, subject to certain standards, to limit or specify conditions to the coverage of particular drugs. Second, federal Medicaid law establishes standards affecting pharmacy practice. These standards include general requirements relating to patient counseling and drug utilization review and more specific requirements for long-term care facilities relating to drug regimen reviews for Medicaid patients in such facilities. Recent regulations clarify that, under federal law, a pharmacy is not required to meet the general standards for drugs dispensed to long-term care facility residents if the long-term care facility complies with the drug regimen review requirements. However, the regulations indicate that states may nevertheless require pharmacies to comply with the general standards, regardless of whether the long-term care facility satisfies the drug regimen review requirement, and the states in which the Company operates currently do require its pharmacies to comply therewith. Third, federal regulations impose certain requirements relating to reimbursement for prescription drugs furnished to Medicaid patients.

     In addition to requirements imposed by federal law, states have substantial discretion to determine administrative, coverage, eligibility and payment policies under their state Medicaid programs which may affect the Company's operations. For example, some states have enacted "freedom of choice" requirements which may prohibit a long-term care facility from requiring its residents to purchase pharmacy or other ancillary medical services or supplies from particular providers that deal with the long-term care. Such limitations may increase the competition which the Company faces in providing services to long-term care patients.

     The Company is subject to federal and state laws that govern financial and other arrangements between health care providers. These laws include the federal anti-kickback statute, which was originally enacted in 1977 and amended in 1987, and which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration directly or indirectly in return for or to induce the referral of an individual to a person for the furnishing of any item or service for which payment may be made in whole or in part under Medicare or Medicaid. Many states have enacted similar statutes which are not necessarily limited to items and services for which payment is made by Medicare or Medicaid. Violations of these laws may result in fines, imprisonment, and exclusion from the Medicare and Medicaid programs or other state-funded programs. Federal and state court decisions interpreting these statutes are limited, but have generally construed the statutes to apply if "one purpose" of remuneration is to induce referrals or other conduct within the statute.

     In addition, a number of states have recently undertaken enforcement actions against pharmaceutical manufacturers involving pharmaceutical marketing programs, including programs containing incentives to pharmacists to dispense one particular product rather than another. These enforcement actions arose under state consumer protection laws which generally prohibit false advertising, deceptive trade practices, and the like. Further, a number of states involved in these enforcement actions have requested that the Federal Food and Drug Administration ("FDA") exercise greater regulatory oversight in the area of pharmaceutical promotional activities by pharmacists. It is not possible to determine whether FDA will act in this regard or what effect, if any, FDA involvement would have on the Company's operations.

     The Company believes its contract arrangements with other health care providers, its pharmaceutical suppliers and its pharmacy practices are in compliance with these laws. There can be no assurance that such laws will not, however, be interpreted in the future in a manner inconsistent with the Company's interpretation and application.

LITIGATION

     A lawsuit, Marvin Levine, Gloria Levine, and John McBay v. Capstone Pharmacy Services, Inc., Premier Pharmacy, Inc., and Compuscript, Inc., was filed in the Supreme Court of the State of New York, County of Westchester (No. 19238/95) on November 15, 1995. The plaintiffs sold the stock of Compuscript, Inc. ("Compuscript") to Premier in 1993 pursuant to the terms of a purchase agreement (the "Agreement") and claim that Premier, which the Company has acquired, and Compuscript owe them approximately $1,000,000 under promissory notes delivered to them as part of the consideration for their Compuscript stock. Plaintiffs also claim that Compuscript and Premier owe them an additional $1,100,000 because of the alleged occurrence of certain events that would give rise to such an obligation under the Agreement. Finally, the plaintiffs claim the Company is liable for tortiously interfering with their rights under the Agreement and under the promissory notes. The complaint seeks total judgments of $7,100,000, plus interest and costs against the defendants. The defendants, including Capstone, have answered the complaint and are vigorously contesting the plaintiffs' claims. In addition, Premier has filed a counterclaim against the plaintiffs for breaches of certain representations and warranties in the Agreement. Capstone does not believe that this litigation is likely to have a material adverse effect on it.

     The Company is from time to time subject to claims and suits arising in the ordinary course of business, including claims for repayment of monies paid to the Company under Medicare or Medicaid. Although the Company and its subsidiaries are not parties to any such litigation in which, in management's opinion, an adverse determination would have a material effect on the Company's financial position, there can be no assurance that the Company will not become involved in such litigation in the future.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The table below sets forth certain information concerning each of the executive officers and directors of the Company.

                  NAME                AGE                          POSITION
    --------------------------------  ---   ------------------------------------------------------
    R. Dirk Allison.................  40    President, Chief Executive Officer and Director
    Donald W. Hughes................  46    Vice President, Chief Financial Officer and Secretary
    Allan C. Silber.................  47    Chairman
    Morris A. Perlis(1).............  47    Vice Chairman
    Joseph F. Furlong, III(1).......  47    Director
    John Haronian(2)(3).............  63    Director
    Albert Reichmann(1).............  67    Director
    J. Brendan Ryan(3)..............  53    Director
    Edward Sonshine, Q.C.(2)........  49    Director
    Gail Wilensky, Ph.D.(3).........  53    Director
    John Zuccotti(2)................  59    Director

- ---------------

(1) Member of Compensation Committee.
(2) Member of Audit Committee.
(3) Member of Disinterested Stock Option Plan Committee.

     Mr. Allison has served as President and Chief Executive Officer of the Company since May 1995 and a Director since August 1995. He served as President and Chief Executive Officer of Premier from July 1993 to May 1995. Mr. Allison served as President and Chief Executive Officer of Allied Pharmacy Management, Inc. from February 1988 to June 1993.

     Mr. Hughes has served as Vice President, Chief Financial Officer and Secretary of the Company since December 1995. Prior to joining the Company, Mr. Hughes was Executive Vice President and Chief Financial Officer of Broventure Company, Inc., a closely-held investment management company. He had been employed by Broventure since July 1984 and held the position of Chief Financial Officer since January 1988 and Executive Vice President since November 1990.

     Mr. Silber has served as Chairman since February 1995 and a Director of the Company since December 1994. Mr. Silber has been Chairman, Chief Executive Officer and a director of Counsel since August 1979. He served as President of Counsel from August 1979 until January 1994. Mr. Silber has served as a director of Advocat Inc., a nursing home operator ("Advocat"), since January 1994 and as a director of American HomePatient, Inc. ("American HomePatient") since September 1991. Mr. Silber served as Chairman of American HomePatient from September 1991 to May 1994.

     Mr. Perlis has been Vice Chairman of the Company since May 1995 and a Director since December 1994. Mr. Perlis served as interim Chief Executive Officer of the Company from December 1994 to May 1995. He has served as a director of and consultant to Counsel since September 1992, and as President of Counsel since January 1994. Mr. Perlis has served as a director of American HomePatient since March 1993 and as its Chairman since May 1994. Mr. Perlis was President of Morris A. Perlis & Assoc., an executive management consulting firm, from September 1992 until January 1994 and President of American Express Canada, Inc. from September 1988 until September 1992.

     Mr. Furlong has served as a Director of the Company since December 1994. Mr. Furlong has served as President of Adirondack Capital Advisors, L.L.C., a Financial advisory/consulting firm, since May 1996.

Mr. Furlong was a partner of Colman Furlong & Co., a merchant banking firm, from February 1991 until April 1996. Prior to that he was a partner of Robertson Stephens & Company, an investment banking firm, from November 1984 to January 1991. Mr. Furlong has served as a director of American HomePatient since June 1994.

     Mr. Haronian has served as a Director of the Company since January 1994. Mr. Haronian has served as Chairman of Vision World, Inc. and President of Tri-State Leasing, Inc. since April 1991. Mr. Haronian has served as President of Peoples Liquor, Inc. since November 1991. From May 1965 until November 1990, Mr. Haronian served as President of Douglas Drug, Inc.

     Mr. Reichmann has served as a Director of the Company since August 1995. He has served as Chairman and a director of Olympia & York Developments, Limited, a privately held Canadian real estate company, for at least five years prior to February 1993. Mr. Reichmann currently participates in major philanthropic activities in addition to serving on the boards of several major hospitals in Canada.

     Mr. Ryan has served as a Director of the Company since August 1995. Mr. Ryan is Chairman and Chief Executive Officer of Foote Corne & Belding, a worldwide advertising and communications firm. He formerly served as President and Chief Executive Officer of FCB/Leber Katz Partners and FCB Direct ("FCB") in New York, a diversified advertising firm, since 1991. Prior to that, he was Executive Vice President of Ogilvy & Mather, an advertising firm, from 1977 to 1991 and a director and department head of OMW from 1986 to 1991. Mr. Ryan has served as a member of the Citizens Crime Commission of New York City since 1985. He is a director of True North Communications, Inc., the parent corporation of FCB.

     Mr. Sonshine has served as a Director of the Company since December 1994. He has been President and Chief Executive Officer of RioCan Real Estate Investment Trust of Toronto, Canada since July 1995. Mr. Sonshine has served as a director of American HomePatient since September 1991. Mr. Sonshine has served as Vice Chairman of Counsel since January 1994, as a director of Counsel since August 1979, and as Chairman, President and Chief Executive Officer of Counsel Management Services, Inc. since October 1993. Mr. Sonshine served as Executive Vice President of Counsel from February 1987 until January 1994. Mr. Sonshine served as President and Chief Executive Officer of Icarus Realty Corp. from February 1987 until September 1993. Mr. Sonshine has been a director of Advocat since May 1995.

     Dr. Wilensky has served as a Director since August 1995. She has served as Chair, Physician Payment Review Commission, Senior Fellow since May 1995, and as John M. Olin Senior Fellow, Project HOPE since January 1993. Dr. Wilensky served as Deputy Assistant to the President for Policy Development from March 1992 to January 1993. She was Administrator of the Health Care Financing Administration of the Department of Health and Human Services from January 1990 to March 1992.

     Mr. Zuccotti has served as a Director of the Company since August 1995. He has served as President and Chief Executive Officer of Olympia & York Companies (U.S.A.), a real estate company, since January 1990 and has served as a director since the inception of its board of directors in July 1993. He has served as a director of Dreyfus Strategic Municipal Bond Fund, Inc. since November 1989. Mr. Zuccotti also serves as director of Dreyfus Calif. Tax Exempt Money Market, Dreyfus Capital Value Fund, Inc., Dreyfus Insured Municipal Bond Fund, Dreyfus New Leaders Fund, Inc., Dreyfus Strategic Municipals, Inc., Dreyfus Municipal Bond Fund, Inc., Dreyfus Municipal Money Market Fund, Inc., and Starrett Housing Corporation.

                        SECURITY OWNERSHIP OF DIRECTORS,
                    EXECUTIVE OFFICERS AND PRINCIPAL HOLDERS

     The following table sets forth, as of July 3, 1996, information with respect to the beneficial ownership of the Company's outstanding Common Stock by
(i) each director of the Company, (ii) each executive officer of the Company
(iii) all directors and executive officers of the Company as a group and (iv) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock.

                                                                        NUMBER OF
                                                                          SHARES        PERCENTAGE
                                                                       BENEFICIALLY      OF TOTAL
                                NAME                                     OWNED(1)     OUTSTANDING(2)
- ---------------------------------------------------------------------  ------------   --------------
Counsel Corporation(3)...............................................     6,244,325        34.3%
  Exchange Tower
  Two First Canadian Place, Suite 1300
  Toronto, Ontario, Canada M5X 1E3
Dirk Allison(4)......................................................       114,413       *
Donald W. Hughes(5)..................................................         8,333       *
Allan C. Silber(6)...................................................       387,500         2.4
Morris A. Perlis(6)..................................................       387,500         2.4
Joseph F. Furlong, III(7)(8).........................................        74,500       *
John Haronian(8)(10).................................................       142,500       *
Edward Sonshine, Q.C.(7)(8)..........................................        74,500       *
Gail Wilensky, Ph.D.(9)..............................................        15,000       *
Albert Reichmann(9)..................................................        15,000       *
J. Brendan Ryan(9)...................................................        15,000       *
John E. Zuccotti(9)(11)..............................................        24,500       *
All directors and executive officers as a group(12) (11 persons).....     1,258,746         7.5

- ---------------

   * Indicates less than 1%.
 (1) Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws, where applicable.
 (2) The percentages shown are based on 15,845,025 shares of Common Stock outstanding on July 2, 1996, plus, as to each individual and group listed, the number of shares of Common Stock deemed to be owned by such holder pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), which includes shares subject to stock options and warrants held by such holder which are exercisable within sixty days of such date.
 (3) Includes 1,298,181 and 1,038,545 shares issuable upon the exercise of warrants at $4.50 and $5.50 per share respectively. Directors Silber, Sonshine and Perlis are directors of Counsel and director Silber beneficially owns or controls approximately 25% of the common stock of Counsel, a majority of which is pledged to a lender. Directors Sonshine and Perlis own in the aggregate less than 5% of Counsel's common stock. All of the directors listed in this footnote (3) disclaim beneficial ownership of shares of Common Stock in their capacity as directors of Counsel, and Mr. Silber disclaims beneficial ownership of shares of Common Stock in his capacity as a significant stockholder of Counsel.
 (4) Includes 15,170 and 12,136 shares issuable upon the exercise of warrants at $4.50 and $5.50 per share, respectively, and 16,667, 15,000 and 25,000 shares issuable upon the exercise of options at $4.31, $4.44 and $8.50 per share, respectively.
 (5) Includes 8,333 shares issuable upon the exercise of options at $8.50 per share.
 (6) Includes 25,000 and 20,000 shares issuable upon the exercise of warrants at $4.50 and $5.50 per share, respectively and 15,000, 2,500, 250,000 and
     25,000 shares issuable upon the exercise of options at $4.44, $7.50, $4.31 and $8.50 per share, respectively.

 (7) Includes 15,000 and 12,000 shares issuable upon the exercise of warrants at $4.50 and $5.50 per share, respectively.
 (8) Includes 15,000 and 2,500 shares issuable upon the exercise of options at $4.44 and $7.50 per share, respectively.
 (9) Includes 15,000 shares issuable upon the exercise of options at $4.44 per share.
(10) Includes 15,000 and 15,000 shares issuable upon the exercise of options at $2.85 and $3.50 per share, respectively, and 25,000 and 20,000 shares issuable upon the exercise of warrants at $4.50 per share, and $5.50 per share, respectively.
(11) Includes 2,500 and 2,000 shares issuable upon the exercise of warrants at $4.50 and $5.50 per share, respectively.
(12) Includes 1,013,306 shares issuable upon the exercise of options and warrants.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company is authorized to issue 30,000,000 shares of Common Stock, par value $.01 per share and 500,000 shares of serial preferred stock, par value $.01 per share. As of July 2, 1996, 15,845,025 shares of Common Stock and no shares of preferred stock were issued and outstanding. In addition as of July 2, 1996 there were options and warrants outstanding to purchase 1,764,500 and 3,980,000 shares of Common Stock, respectively.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, and assuming that 4,000,000 shares are issued in connection with the Symphony Acquisition, the Company will have 28,845,025 shares of Common Stock outstanding. Of these shares, 19,803,863 will be freely tradeable, and the remainder will be "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act. Of these restricted securities, 8,942,599 shares are subject to certain piggyback registration rights that are currently exercisable, 7,907,599 are subject to certain demand registration rights that are currently exercisable, and 1,035,000 shares are subject to certain demand registration rights that are exercisable beginning in October 1996. An additional 1,759,500 shares are issuable upon the exercise of outstanding stock options, and 4,661,540 shares are issuable upon the exercise of certain outstanding warrants. Upon the exercise of such options and warrants, 3,994,314 of these shares will be freely tradeable, and the remainder will be restricted securities. Of these restricted securities, 2,336,726 shares are subject to certain demand and piggyback registration rights
that are currently exercisable. Holders of                          of the
shares of Common Stock referred to herein have agreed not to sell any of their shares for a period of 120 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters.

IHS REGISTRATION RIGHTS

     In connection with the Symphony Acquisition, the Company has agreed to issue $25 million in Common Stock to IHS (the "IHS Common Stock"). The IHS Common Stock will be subject to certain demand and piggyback registration rights. During a period of 90 days following the closing of the Symphony Acquisition, IHS will have the right, subject to certain terms and conditions, to piggyback on any registered offering of Capstone's Common Stock. If, after such 90-day period, the IHS Common Stock has not been registered, IHS will have the right to demand that the Company register the IHS Common Stock for resale.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Equitable Securities Corporation, Lehman Brothers, Inc., BT Securities Corporation, Wheat, First Securities, Inc. and Volpe, Welty & Company are acting as Representatives, have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:

                                                                                NUMBER OF
                                   UNDERWRITERS                                  SHARES
    --------------------------------------------------------------------------  ---------
    Equitable Securities Corporation..........................................
    Lehman Brothers Inc. .....................................................
    BT Securities Corporation.................................................
    Wheat, First Securities, Inc. ............................................
    Volpe, Welty & Company....................................................
                                                                                ---------
              Total...........................................................  9,000,000
                                                                                 ========

     The Company is obligated to sell and the Underwriters are obligated to purchase all of the 9,000,000 shares of Common Stock offered hereby, if any shares are purchased.

     The Underwriters, through their Representatives, have advised the Company that they propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers at such price less a concession not
in excess of $     per share of Common Stock; and that such selected dealers may
reallow a concession not in excess of $     per share of Common Stock to certain
other brokers and dealers. After the public offering, the offering price and the concessions may be changed by the Representatives.

     The Company has granted the Underwriters an option, exercisable for 45 days from the date of this Prospectus, to purchase at the public offering price, less the underwriting discount, as set forth on the cover page of this Prospectus, up to 1,350,000 additional shares of Common Stock. If the Underwriters exercise their option to purchase any of the additional shares of Common Stock, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by each of them as shown in the above table bears to the Underwriters' initial commitment. The Underwriters may exercise such options only to cover over-allotments in connection with the sale of Common Stock offered hereby. The Underwriters, should they exercise their over-allotment options, will exercise such options on a pro rata basis.

     In connection with this Offering, certain Underwriters and selling group members, if any, or their respective affiliates who are qualified registered market makers on the Nasdaq Stock Market may engage in passive market making on the Nasdaq Stock Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before the commencement of the offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid of a price not in excess of the highest independent bid for such security if all independent bids are lowered when certain purchase limits are exceeded.

     The Company and the Company's directors and executive officers have agreed that they will not offer, pledge, issue, sell, contract to sell, grant any option for the sale of or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock for a period of 120 days after the date of this Prospectus without the prior written consent of the Representatives, subject to certain exceptions.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     Bankers Trust Company, an affiliate of BT Securities Corporation, an Underwriter, is the agent and a lender under the Bridge Loan for which it shall receive interest income and customary fees.

     Some of the proceeds to the Company from this Offering will be applied to reduce indebtedness on the Bridge Loan. See "Use of Proceeds." Because more than 10% of the net proceeds of the Offering will be paid to an affiliate of BT Securities Corporation, a member of the National Association of Securities Dealers, Inc. (the "NASD") and a participant in the distribution of the Common Stock being offered hereby, this Offering is being made pursuant to the provisions of Article III, Section 44(c)(8) of the NASD Rules of Fair Practice.

     In April 1996, Equitable Securities Corporation ("Equitable") performed investment banking services for the Company in connection with the private placement of 1,035,000 shares of Common Stock for which Equitable received customary fees.

                                 LEGAL MATTERS

     The validity of the shares of the Common Stock offered hereby will be passed upon for the Company by Harwell Howard Hyne Gabbert & Manner, P.C., Nashville, Tennessee. Certain legal matters relating to the sale of Common Stock will be passed upon for the Underwriters by Stroock & Stroock & Lavan, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company, included herein or incorporated by reference herein have been audited by Arthur Andersen LLP and the consolidated financial statements and schedules of Symphony included herein, have been audited by KPMG Peat Marwick LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firms as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company's principal executive offices are located at 2930 Washington Boulevard, Baltimore, Maryland 21230, phone number (410) 646-7373. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of such reports and other information filed by the Company can be obtained, at prescribed rates, from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports and other information can be inspected at the Public Reference Section referred to above and at the Regional Offices of the Commission at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 75 Park Place, 14th Floor, New York, New York 10007. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information filed electronically with the Commission. In addition, reports, proxy material and other information concerning the Company may be inspected at the offices of the Nasdaq Stock Market at the following address: Nasdaq Market Surveillance, Fourth Floor, 9513 Key West Avenue, Rockville, Maryland 20850.

     The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

        1. The Company's Annual Report on Form 10-K for the ten months ended December 31, 1995;

        2. The Company's Registration Statement on Form 8-A relating to the Company's Common Stock dated June 18, 1986, as amended by a Form 8-A/A dated July 18, 1996;

        3. The Company's Current Report on Form 8-K dated December 31, 1995, as amended by Form 8-K/A;

        4. The Company's Current Report on Form 8-K dated February 29, 1996, as amended by Form 8-K/A;

        5. The Company's Current Report on Form 8-K dated March 20, 1996;

        6. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; and.

        7. The Company's Current Report on Form 8-K dated July 18, 1996.

     All documents subsequently filed by the Company with the Commission pursuant to Section 13(a), (c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the request of such person, a copy of any or all of the documents which are incorporated by reference in this Prospectus, but not delivered herewith, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests should be directed to R. Dirk Allison, President, Capstone Pharmacy Services, Inc., 2930 Washington Boulevard, Baltimore, Maryland 21230, (800) 766-2761.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

(A) 1. FINANCIAL STATEMENTS:

     The following financial statements of the Company are included herein.

                                                                                      PAGE
                                                                                   ----------
Report of Independent Public Accountants.........................................         F-2
Consolidated Balance Sheets -- As of December 31, 1995 and February 28, 1995.....   F-3 - F-4
Consolidated Statements of Operations -- For the ten months ended December 31,
  1995 and the years ended February 28, 1995 and 1994............................         F-5
Consolidated Statements of Changes in Stockholders' Equity -- For the ten months
  ended December 31, 1995 and the years ended February 28, 1995 and 1994.........         F-6
Consolidated Statements of Cash Flows -- For the ten months ended December 31,
  1995 and years ended February 28, 1995 and 1994................................         F-7
Notes to Consolidated Financial Statements.......................................  F-8 - F-18

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
And Stockholders of Capstone
Pharmacy Services, Inc.:

     We have audited the accompanying consolidated balance sheets of Capstone Pharmacy Services, Inc. (a Delaware corporation and formerly Choice Drug Systems, Inc.) and subsidiaries as of December 31, 1995 and February 28, 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the ten months ended December 31, 1995, and the years ended February 28, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capstone Pharmacy Services, Inc. and subsidiaries as of December 31, 1995 and February 28, 1995, and the results of their operations and their cash flows for the ten months ended December 31, 1995, and the years ended February 28, 1995 and 1994, in conformity with generally accepted accounting principles.

                                               /s/  ARTHUR ANDERSEN LLP
                                          --------------------------------------
                                                   Arthur Andersen LLP

Baltimore, Maryland
March 11, 1996 (except with respect to
the matters discussed in Notes 16 and 17, as to which the date is June 20, 1996)

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 1995 AND FEBRUARY 28, 1995


                                                                    DECEMBER 31,   FEBRUARY 28,
                                                                        1995           1995
                                                                    ------------   ------------
                                                                      (NOTE 1)
                                            ASSETS
Current assets:
  Cash and cash equivalents (Note 1)..............................  $  2,763,416   $    546,898
  Accounts receivable, net of allowance for doubtful accounts of
     $1,294,000 as of December 31, 1995 and $1,561,000 as of
     February 28, 1995............................................    12,646,087      6,169,272
  Inventories (Note 1)............................................     5,023,008      3,888,163
  Refundable income taxes (Note 8)................................       828,628        500,000
  Prepaid expenses and other current assets.......................       688,549        350,568
  Net assets of discontinued operations (Note 7)..................            --        302,820
                                                                    ------------   ------------
                                                                      21,949,688     11,757,721
                                                                    ------------   ------------
Equipment and leasehold improvements, net (Notes 1 and 3).........     2,692,298      1,329,093
                                                                    ------------   ------------
Other assets:
  Notes receivable, less current portion..........................        77,289         94,435
  Advances to affiliates (Note 15)................................     2,242,841             --
  Security deposits and other assets..............................       587,915        509,498
  Goodwill, net of accumulated amortization of $1,554,000 as of
     December 31, 1995 and $1,117,000 as of February 28, 1995
     (Notes 1 and 2)..............................................    14,580,564      5,521,512
                                                                    ------------   ------------
                                                                      17,488,609      6,125,445
                                                                    ------------   ------------
          Total assets............................................  $ 42,130,595   $ 19,212,259
                                                                     ===========    ===========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................................  $  4,671,435   $  2,664,143
  Accrued expenses and other current liabilities..................     1,465,837      1,702,711
  Current portion of long-term debt (Notes 4 and 9)...............     4,222,608        765,387
  Current portion of non-compete agreements.......................       200,000             --
  Accrued restructuring charges (Note 6)..........................       575,349        716,173
                                                                    ------------   ------------
                                                                      11,135,229      5,848,414
                                                                    ------------   ------------
Deferred income taxes (Note 8)....................................       542,787             --
Non-compete agreements, net of current portion....................       400,000             --
Long-term debt, net of current portion (Notes 4 and 9)............     2,692,202      7,650,455
Long-term portion of accrued restructuring charges (Note 6).......       520,640        935,860
                                                                    ------------   ------------
                                                                       4,155,629      8,586,315
                                                                    ------------   ------------
Commitments and contingencies (Notes 9, 10 and 17)
Stockholders' equity (Note 11):
  Common stock: $.01 par value; 30,000,000 shares authorized at
     December 31, 1995 and 15,000,000 shares authorized at
     February 28, 1995; 13,610,810 shares issued and outstanding as of December 31, 1995 and 8,120,810 shares issued and
     outstanding as of February 28, 1995..........................       136,108         81,208
  Capital in excess of par........................................    38,985,006     17,200,050
  Accumulated deficit.............................................   (12,281,377)   (12,503,728)
                                                                    ------------   ------------
                                                                      26,839,737      4,777,530
                                                                    ------------   ------------
          Total liabilities and stockholders' equity..............  $ 42,130,595   $ 19,212,259
                                                                     ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE TEN MONTHS ENDED DECEMBER 31, 1995 AND
                   THE YEARS ENDED FEBRUARY 28, 1995 AND 1994


                                                          TEN MONTHS
                                                            ENDED        YEARS ENDED FEBRUARY 28,
                                                         DECEMBER 31,   --------------------------
                                                             1995           1995          1994
                                                         ------------   ------------   -----------
                                                           (NOTE 1)
Net sales (Note 1).....................................  $ 48,841,443   $ 43,607,946   $51,253,713
Cost of sales (Note 12)................................    30,654,118     27,969,532    32,440,841
                                                         ------------   ------------   -----------
          Gross profit.................................    18,187,325     15,638,414    18,812,872
                                                         ------------   ------------   -----------
Operating expenses:
  Selling, general and administrative expenses.........    17,468,930     18,637,213    17,240,810
  Depreciation and amortization........................     1,145,669        988,974     1,037,425
  Costs in connection with litigation (Notes 4 and
     9)................................................            --      4,389,163       463,207
  Restructuring charges (Note 6).......................       240,000      2,069,432            --
                                                         ------------   ------------   -----------
          Total operating expenses.....................    18,854,599     26,084,782    18,741,442
                                                         ------------   ------------   -----------
          (Loss) income from operations................      (667,274)   (10,446,368)       71,430
                                                         ------------   ------------   -----------
Non-operating expense (income):
  Interest expense, net (Note 4).......................       634,232        905,404       670,425
  Other income, net (Note 13)..........................      (431,900)      (104,076)      (26,366)
                                                         ------------   ------------   -----------
          Total non-operating expense, net.............       202,332        801,328       644,059
                                                         ------------   ------------   -----------
          Loss before income taxes, discontinued
            operations and extraordinary item..........      (869,606)   (11,247,696)     (572,629)
Benefit for income taxes (Note 8)......................      (225,082)      (466,214)      (51,495)
                                                         ------------   ------------   -----------
          Loss from continuing operations..............      (644,524)   (10,781,482)     (521,134)
Discontinued Operations (Note 7):
  Gain (loss) from operations of discontinued business
     segments, net of tax benefits of $-0-, $-0- and
     $175,000 for the ten months ended December 31,
     1995 and the years ended February 28, 1995 and
     1994, respectively................................        18,667       (135,430)     (340,416)
  Gain (loss) on disposal of business segments, net....       564,844       (503,067)           --
                                                         ------------   ------------   -----------
Loss before extraordinary item.........................       (61,013)   (11,419,979)     (861,550)
Extraordinary item (Note 5):
  Discount on repayment of vendor debt.................       283,364             --            --
                                                         ------------   ------------   -----------
          Net Income (loss)............................  $    222,351   $(11,419,979)  $  (861,550)
                                                           ==========    ===========    ==========
Earnings per share data:
Primary
  Continuing operations................................  $      (0.06)  $      (1.67)  $     (0.08)
  Discontinued operations..............................          0.05          (0.10)        (0.06)
  Extraordinary item...................................          0.03             --            --
                                                         ------------   ------------   -----------
          Net income (loss)............................  $       0.02   $      (1.77)  $     (0.14)
                                                           ==========    ===========    ==========
Fully Diluted
  Continuing operations................................  $      (0.05)  $      (1.67)  $     (0.08)
  Discontinued operations..............................          0.05          (0.10)        (0.06)
  Extraordinary item...................................          0.02             --            --
                                                         ------------   ------------   -----------
          Net income (loss)............................  $       0.02   $      (1.77)  $     (0.14)
                                                           ==========    ===========    ==========
Weighted average number of common shares outstanding:
  Primary..............................................    11,337,997      6,458,891     6,071,687
                                                           ==========    ===========    ==========
  Fully Diluted........................................    12,398,401      6,458,891     6,071,687
                                                           ==========    ===========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE TEN MONTHS ENDED DECEMBER 31, 1995 AND
                   THE YEARS ENDED FEBRUARY 28, 1995 AND 1994

                                                    COMMON STOCK          CAPITAL
                                                ---------------------    IN EXCESS    ACCUMULATED
                                                  SHARES      AMOUNT      OF PAR        DEFICIT
                                                ----------   --------   -----------   ------------
Balance, February 28, 1993....................   6,026,810   $ 60,268   $ 9,238,690   $   (222,199)
Issuance of common stock in connection with
  exercise of stock warrants..................      60,000        600       100,650             --
          Net loss for the year ended February
            28, 1994..........................          --         --            --       (861,550)
                                                ----------   --------   -----------   ------------
Balance, February 28, 1994....................   6,086,810     60,868     9,339,340     (1,083,749)
Issuance of common stock:
  Stock issued to Counsel Corporation in
     connection with stock purchase agreement,
     net of related issuance costs (Note 5)...   2,000,000     20,000     7,171,300             --
  Stock issued in connection with exercise of
     stock options (Note 11)..................      34,000        340        89,410             --
  Stock to be issued in settlement of
     litigation (Note 9)......................          --         --       600,000             --
          Net loss for the year ended February
            28, 1995..........................          --         --            --    (11,419,979)
                                                ----------   --------   -----------   ------------
Balance, February 28, 1995....................   8,120,810     81,208    17,200,050    (12,503,728)
Issuance of common stock:
  Stock issued in connection with private
     placements, net of related issuance costs
     (Note 5).................................   5,100,000     51,000    20,769,231             --
  Stock issued in connection with the
     acquisition of PremierPharmacy, Inc.
     (Note 2).................................      35,000        350       157,150             --
  Stock issued in connection with exercise of
     stock options (Note 11)..................     355,000      3,550       858,575             --
          Net income for the ten months ended
            December 31, 1995.................          --         --            --        222,351
                                                ----------   --------   -----------   ------------
Balance, December 31, 1995 (Note 1)...........  13,610,810   $136,108   $38,985,006   $(12,281,377)
                                                 =========   ========    ==========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE TEN MONTHS ENDED DECEMBER 31, 1995 AND
                   THE YEARS ENDED FEBRUARY 28, 1995 AND 1994


                                                         TEN MONTHS
                                                           ENDED        YEARS ENDED FEBRUARY 28,
                                                        DECEMBER 31,   --------------------------
                                                            1995           1995          1994
                                                        ------------   ------------   -----------
                                                          (NOTE 1)
Cash flows from (to) operating activities:
  Net income (loss)...................................  $    222,351   $(11,419,979)  $  (861,550)
  Adjustments to reconcile net income (loss) to net
     cash (used in) provided by operating activities:
     Depreciation and amortization....................     1,145,669        988,974     1,037,425
     (Gain) loss on disposal of business segments.....      (564,844)       503,067            --
     Settlement of litigation.........................            --      3,500,000            --
     Change in assets and liabilities, net of effects
       from acquisition/disposal of businesses:
       (Increase) decrease in accounts receivable.....    (2,644,719)     2,161,906       184,737
       Decrease in inventories........................       357,029      1,297,829       754,674
       (Increase) decrease in refundable income
          taxes.......................................      (238,168)      (108,699)      482,969
       (Increase) decrease in prepaid expenses and
          other current assets........................       (51,870)       779,825       (31,159)
       (Increase) decrease in other assets............      (133,629)      (333,011)       17,135
       Increase (decrease) in accounts payable........       821,665       (282,502)   (1,023,784)
       (Decrease) increase in accrued expenses and
          other current liabilities...................    (1,810,162)       137,441     1,259,862
       (Decrease) increase in accrued restructuring
          charges.....................................      (691,200)     1,652,033            --
                                                        ------------   ------------   -----------
     Net cash (used in) provided by operating
       activities.....................................    (3,587,878)    (1,123,116)    1,820,309
                                                        ------------   ------------   -----------
Cash flows from (to) investing activities:
  Purchase of equipment and leasehold improvements....    (1,076,976)      (252,943)     (316,737)
  Acquisition of PremierPharmacy, Inc. net of cash
     acquired.........................................    (4,168,872)            --            --
  Proceeds from sale of business segment..............       700,000             --            --
  Advances to affiliates..............................    (2,242,841)            --            --
  Repayments of notes receivable......................       229,571        261,555       372,088
                                                        ------------   ------------   -----------
     Net cash (used in) provided by investing
       activities.....................................    (6,559,118)         8,612        55,351
                                                        ------------   ------------   -----------
Cash flows from (to) financing activities:
  Loan proceeds from Creditanstalt....................    11,600,000             --            --
  Loan repayments to Creditanstalt....................    (9,650,000)            --            --
  Proceeds from issuance of common stock, net.........    21,682,356      7,281,050       101,250
  Loan proceeds from Counsel Corporation..............     1,268,250             --            --
  Loan repayments to Counsel Corporation..............    (1,268,250)            --            --
  Non-compete agreement payments......................      (200,000)            --            --
  Repayments of long-term debt, net...................   (10,884,850)    (5,902,723)   (1,715,698)
  Principal payments of capital lease obligations.....      (183,992)      (160,183)     (140,379)
                                                        ------------   ------------   -----------
     Net cash provided by (used in) financing
       activities.....................................    12,363,514      1,218,144    (1,754,827)
                                                        ------------   ------------   -----------
Net increase in cash and cash equivalents.............     2,216,518        103,640       120,833
Cash and cash equivalents, beginning of year..........       546,898        443,258       322,425
                                                        ------------   ------------   -----------
Cash and cash equivalents, end of year................  $  2,763,416   $    546,898   $   443,258
                                                         ===========    ===========    ==========
Supplemental Disclosure of Cash Flows Information
  Cash paid for:
     Interest.........................................  $    659,184   $    887,691   $   741,705
                                                         ===========    ===========    ==========
     Taxes............................................  $    144,149   $    224,477   $    24,349
                                                         ===========    ===========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Business

     Capstone Pharmacy Services, Inc. (formerly known as Choice Drug Systems, Inc.) together with its subsidiaries (the "Company"), a Delaware corporation, is principally engaged in the business of providing pharmaceuticals and related services to long-term care facilities, correctional institutions, hospitals and health maintenance organizations. The Company's long-term care and health maintenance organization customers are primarily located in New York, New Jersey, Maryland, Pennsylvania and Delaware, while the Company's hospital and correctional facility customers are located throughout the United States.

     On August 28, 1995, the Company changed its state of incorporation from New York to Delaware. Effective October 2, 1995, the Company changed its name from Choice Drug Systems, Inc. to Capstone Pharmacy Services, Inc. Additionally, effective December 31, 1995, the Company changed its year-end from February 28 to December 31.

     As of December 31, 1995, Counsel Corporation, an Ontario corporation ("Counsel"), owned approximately 3,908,000 shares of the Company's common stock together with warrants to purchase approximately 2,337,000 additional shares. Counsel is a management and business development company operating primarily in the United States health care industry (See Note 5).

  Principles of Consolidation

     The consolidated financial statements include the accounts of Capstone Pharmacy Services, Inc. and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains and losses during the reporting periods. Actual results could differ from these estimates.

  Reclassifications

     Certain prior year amounts have been reclassified to conform to the current period presentation.

  Cash and Cash Equivalents

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

  Inventories

     Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories consist principally of purchased pharmaceuticals.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

  Equipment and Leasehold Improvements

     Equipment and leasehold improvements are recorded at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives or with respect to leasehold improvements, over the term of the lease if shorter.

        Furniture, fixtures and equipment................................   3-10 years
        Automobiles and trucks...........................................    3-4 years
        Leasehold improvements...........................................   5-10 years
        Equipment under capital leases...................................    3-5 years

     Equipment and leasehold improvements obtained in acquisitions of subsidiaries are depreciated or amortized based on their remaining useful lives at the acquisition date.

  Goodwill

     Costs in excess of fair values of businesses acquired are recorded as goodwill and amortized using the straight-line method over periods of twenty to forty years. Amortization of goodwill amounted to approximately $460,000, $384,000 and $408,000 for the ten months ended December 31, 1995 and the years ended February 28, 1995 and 1994, respectively.

     The Company monitors the individual financial performance of each of the acquired businesses and continually evaluates the realizability of goodwill and the potential for any impairment to its recoverability based on the projected future net income of the respective acquired businesses.

  401(K) Benefit Plan

     Effective May 22, 1995, employees of the Company may participate in a supplemental retirement program established under Section 401(K) of the Internal Revenue Code of 1986, as amended. Contributions by the Company may be made to the plan subject to the discretion of the Board of Directors. No Company contribution was made for the ten months ended December 31, 1995.

  Revenue Recognition

     Revenues are recorded as products are shipped and services are rendered. A portion of the Company's sales are covered by various state and Federal reimbursement programs, which are subject to review and/or audit. Reimbursement programs are also subject to change from time to time.

  Income Taxes

     The Company files a consolidated Federal income tax return. Income tax expense is based on reported earnings before income taxes. Effective March 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under this Statement, deferred taxes on income are provided for those items for which the reporting period and methods used for income tax purposes differ from those used for financial statement purposes, using the asset and liability method. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The impact of initially adopting SFAS No. 109 for the year ended February 28, 1994 was $0.

  Earnings Per Share

     Net loss per common share for the years ended February 28, 1995 and 1994, was computed by dividing the net loss by the weighted average number of common shares outstanding. For the ten months ended

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

December 31, 1995, primary and fully diluted earnings per common share were computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding. The amount of common stock equivalents outstanding was computed using the treasury stock method.

2. ACQUISITIONS

     In May 1995, the Company acquired Premier Pharmacy, Inc. ("Premier"), an institutional pharmacy, for a purchase price of $4,250,000 in cash. Premier's operations generate annualized revenues of approximately $24,000,000, primarily from pharmacy services provided to long-term care facilities located in the New York metropolitan area and hospitals located in the southeastern United States.

     The Premier acquisition has been accounted for under the purchase method of accounting with the assets and liabilities of Premier recorded at their estimated fair market values at the date of acquisition. The operations of Premier, since the acquisition, are included in the accompanying consolidated statement of operations for the ten months ended December 31, 1995. Goodwill of approximately $9,350,000, representing the excess of acquisition costs over the fair market value of acquired net assets, is being amortized over forty years.

     The following proforma information reflects the combined results of operations of the Company as if the acquisition of Premier was consummated on March 1, 1994:

                                                            TEN MONTHS ENDED        YEAR ENDED
                                                              DECEMBER 31,         FEBRUARY 28,
                                                                  1995                 1995
                                                            ----------------       ------------
                                                                 (IN THOUSANDS, EXCEPT FOR
                                                                    PER SHARE AMOUNTS)
    Net sales.............................................      $ 54,834             $ 68,503
    Cost of sales.........................................        34,531               42,704
                                                            ----------------       ------------
      Gross profit........................................        20,303               25,799
    Operating expenses including interest and taxes.......        22,330               37,493
                                                            ----------------       ------------
    Loss from continuing operations.......................        (2,027)             (11,694)
    Discontinued operations...............................           584                 (638)
    Extraordinary items...................................           283                   --
                                                            ----------------       ------------
              Net loss....................................      $ (1,160)            $(12,332)
                                                            ==============          =========
              Net loss per share..........................      $   (.10)            $  (1.53)
                                                            ==============          =========

     These proforma operating results reflect certain adjustments, including amortization of goodwill acquired and related income tax effects. The proforma results are not necessarily indicative of the operating results that would have occurred had the Premier acquisition been consummated on March 1, 1994, nor are they necessarily indicative of future results.

     The Company is obligated to pay the former stockholders of certain subsidiaries acquired by Premier $200,000 per year for the next three years under non-compete agreements.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

3. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Equipment and leasehold improvements are comprised of the following:

                                                                DECEMBER 31,     FEBRUARY 28,
                                                                    1995             1995
                                                                ------------     ------------
    Leasehold improvements....................................  $    544,272     $    749,468
    Furniture, fixtures and equipment.........................     3,945,149        3,181,738
    Data processing equipment.................................     1,512,500          910,377
    Automobiles and trucks....................................       258,379          161,454
                                                                ------------     ------------
                                                                   6,260,300        5,003,037
    Accumulated depreciation and amortization.................    (3,568,002)      (3,673,944)
                                                                ------------     ------------
                                                                $  2,692,298     $  1,329,093
                                                                  ==========       ==========

     Depreciation and amortization of equipment and leasehold improvements amounted to approximately $686,000, $605,000 and $629,000 for the ten months ended December 31, 1995 and the years ended February 28, 1995 and 1994, respectively.

4. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

     Long-term debt at December 31, 1995 and February 28, 1995, consisted of the following:

                                                                   DECEMBER 31,   FEBRUARY 28,
                                                                       1995           1995
                                                                   ------------   ------------
    Loan payable to United Jersey Bank, interest at prime plus
      1.5%, repaid on May 22, 1995...............................   $       --     $ 2,983,303
    Borrowings under a $10,000,000 revolving loan with
      Creditanstalt, interest at prime plus 0.5%, secured by
      substantially all assets of the Company, due on demand.....    1,950,000              --
    Unsecured note payable to relative of former stockholder,
      payable in quarterly installments with interest at 9%
      through January 2000.......................................      297,938         355,372
    Subordinated promissory note payable to major supplier,
      payable in equal monthly installments, interest at prime
      plus 3%, repaid on May 22, 1995............................           --       1,533,333
    Promissory note payable to major supplier, payable monthly
      with interest at prime plus 3%, repaid on May 22, 1995.....           --         242,730
    Amounts due under a Medicare settlement with the United
      States Government, payable in quarterly installments with
      interest at 7.75% through 2001.............................    2,537,500       2,900,000
    Unsecured notes payable to former stockholders of a Premier
      subsidiary, interest at 6%, currently payable..............    1,000,000              --

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

                                                                   DECEMBER 31,   FEBRUARY 28,
                                                                       1995           1995
                                                                   ------------   ------------
    Unsecured notes payable to former stockholders of a Premier subsidiary, due in monthly installments of $14,898,
      including interest at 6% through October 31, 1998..........   $  464,752              --
    Unsecured note payable to former stockholder of a Premier
      subsidiary, interest at 7%, due August 11, 1996............      153,334              --
    Unsecured notes payable to former stockholders of a Premier subsidiary, interest at 7%, due in annual installments of
      $30,000 through June 30, 1999..............................      120,000              --
    Capital lease obligations (Note 9)...........................      364,844         401,104
    Other........................................................       26,442              --
                                                                   ------------   ------------
                                                                     6,914,810       8,415,842
    Less: Current portion........................................   (4,222,608)       (765,387)
                                                                   ------------   ------------
    Long-term portion............................................   $2,692,202     $ 7,650,455
                                                                    ==========       =========

     Future maturities of long-term debt, exclusive of capital lease obligations, at December 31, 1995, follow:

    1996.....................................................................  $4,001,674
    1997.....................................................................     768,391
    1998.....................................................................     757,091
    1999.....................................................................     539,481
    2000.....................................................................     483,329
                                                                               ----------
                                                                               $6,549,966
                                                                                =========

     The Company's agreement with Creditanstalt requires that the Company provide certain information and maintain certain financial ratios and minimum net worth and earnings levels. The average interest rate on amounts outstanding under this agreement was 8.75%. A letter of credit fee of 1.25% is paid on a monthly basis. Amounts available to be borrowed under this agreement are based upon levels of accounts receivable and inventories. The Company had unused credit available under this agreement as of December 31, 1995 of $7,450,000.

     On November 1, 1995, the Company elected not to make a scheduled installment payment on a note payable to former stockholders of a Premier subsidiary in the aggregate principal amount of $1,000,000, due to a dispute with these former stockholders. This amount is recorded as current portion of long-term debt in the accompanying consolidated balance sheet as of December 31, 1995.

     On October 31, 1994, the Company entered into an agreement with the United States Government settling an investigation conducted by the U.S. Attorney for the Eastern District of Pennsylvania into claims for reimbursement made by certain of the Company's subsidiaries to the Medicare Program. The subject of the investigation was the Company's claims documentation and Medicare reimbursement practices for December 1993 and prior. Under the terms of the settlement, without admitting any liability, the Company has agreed to repay, as a return of revenue previously received, over a six-year period, $3,400,000 to settle the Government's claims. Initially, $100,000 was paid upon the execution of the agreement and $400,000 was paid on December 31, 1994. Thereafter, $2,900,000 plus interest at an annual rate of 7.75% is payable in quarterly installments over a six-year period ending January 1, 2001. The full amount of the settlement, including related legal fees, is included in costs in connection with litigation in the accompanying consolidated statement of operations for the year ended February 28, 1995.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

     Based on the borrowing rates currently available to the Company, the fair value of long-term debt, exclusive of capital lease obligations, as of December 31, 1995, is approximately $5,942,000.

5. PRIVATE PLACEMENTS

     On December 16, 1994, the Company entered into a Stock Purchase Agreement with Counsel. Pursuant to the Stock Purchase Agreement, Counsel acquired 2,000,000 shares of the Company's common stock for net proceeds of approximately $7,191,000. Counsel was also granted two three-year warrants, the first of which grants Counsel the right to purchase up to 1,000,000 shares of the Company's common stock at the exercise price of $4.50 per share, and the second of which grants Counsel the right to acquire up to 800,000 shares of the Company's common stock at the exercise price of $5.50 per share.

     On May 22, 1995, the Company completed a private placement of 1,600,000 units (the "Units"). Each Unit consisted of one share of common stock, a three-year warrant to acquire 0.5 shares of common stock at the exercise price of $4.50 per share, and a three-year warrant to acquire 0.4. shares of common stock at the exercise price of $5.50 per share. The offering of Units raised proceeds of approximately $5,759,000, net of related costs, at a price of $3.65 per Unit. The proceeds of the private placement were used to fund the acquisition of Premier and to retire the debt to a major vendor in the amount of approximately $1,776,000, resulting in a gain on the discount of debt of approximately $283,000. The gain on the discount of debt is reflected in the accompanying consolidated statement of operations for the ten months ended December 31, 1995 as an extraordinary item.

     On August 29, 1995, the Company completed a second private placement of its common stock. This offering consisted of 3,500,000 shares at a price of $4.38 per share. The net proceeds of this private placement were approximately $15,061,000, net of related costs including placement commissions. There were no warrants issued in connection with this second private placement. The proceeds of this private placement were used to retire outstanding debt of $9,650,000 due to Creditanstalt and for general working capital purposes.

     The Company has granted certain registration rights with respect to the common stock issued under these private placements and the common stock underlying the related warrants.

6. RESTRUCTURING CHARGES

     In February 1995, the Company adopted a formal plan of restructuring in order to realign and consolidate businesses, concentrate resources, and better position itself to achieve its strategic growth objectives. This plan included the termination and sale of the medical/surgical supply operations of a wholly owned subsidiary, B.T. Smith, Inc., and the closing of the Company's long-term care pharmacy operation in Missouri, Choice Drug Systems of Missouri, Inc., on June 30, 1995.

     Prior to the closing and ultimate sale of its medical/surgical supply operations, the Company consolidated the medical/surgical supply operation of B.T. Smith, Inc. with the medical/surgical supply division of J&J Drug & Medical Service, Inc. in its Baltimore, Maryland pharmacy location. Accounting and administration functions previously based at the Inwood, New York and Teaneck, New Jersey pharmacy locations were also consolidated and moved to the Baltimore office location. The effect of this consolidation was to refocus the Inwood and Teaneck pharmacies on the core long-term care business; to consolidate the Company's medical/surgical supply business in one location in anticipation of its sale; and to consolidate accounting functions at the Company's Baltimore headquarters location. The Company initiated these actions to streamline and reduce the cost of operating its medical/surgical supply business and its accounting function and to exit the unprofitable Missouri long-term care market.

     The Company recorded restructuring charges of $2,069,432 for the year ended February 28, 1995, which includes the write-down of accounts receivable, inventories and fixed assets to net realizable value and the accrual for the termination of leases, employee severance costs, and the estimated administrative costs of

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES terminating operations. Also included in the restructuring costs are amounts due to former executives of the Company under consulting agreements which expire in May 1997 and other long-term contractual obligations related to the restructured business. During the ten months ended December 31, 1995, the Company recorded, as a change in estimate, an additional $100,000 write-down of accounts receivable for the medical/surgical supply operations.

     The net sales and (loss) income from continuing operations of the medical/surgical supply operations and the Missouri location follow:

                                                        TEN MONTHS
                                                          ENDED       YEARS ENDED FEBRUARY 28,
                                                       DECEMBER 31,   ------------------------
                                                           1995          1995          1994
                                                       ------------   -----------   ----------
    Net sales........................................   $  854,018    $ 3,983,533   $5,466,810
                                                        ==========     ==========    =========
    (Loss) income from continuing operations.........   $ (157,218)   $(2,406,438)  $    9,569
                                                        ==========     ==========    =========

     In December 1995, the Company adopted a formal plan of restructuring in order to consolidate certain of its satellite locations. The Company recorded restructuring costs of $140,000 for the ten months ended December 31, 1995, which includes the write-down of fixed assets to net realizable value, the accrual for employee severance costs and the termination of leases.

7. DISCONTINUED OPERATIONS

     In February 1995, in connection with adoption of its formal restructuring plan, the Company decided to discontinue the operations of its mail order and computerized health care software businesses. The mail order business was closed effective August 1, 1995 and the assets of the computerized health care software business were sold to an unrelated party on June 30, 1995 for $700,000, which resulted in a gain in the amount of $564,844, net of related income taxes of $38,000.

     The net gains or losses of these operations for the ten months ended December 31, 1995 and the year ended February 28, 1995 and 1994 are included in the consolidated statements of operations under gain (loss) from operations of discontinued business segments. The loss on disposal of $503,067 reflected on the consolidated statement of operations for the year ended February 28, 1995, includes the write-down of the assets of the mail order and computer software businesses to estimated net realizable value and the estimated costs of disposing of these operations, including a pro-rata share of the Company's expense for office space in Baltimore.

     The Company had net sales from discontinued operations of approximately $909,000, $2,731,000 and $3,123,000 for the ten months ended December 31, 1995 and the years ended February 28, 1995 and 1994, respectively.

     Net assets of discontinued operations have been included in the accompanying consolidated balance sheet as of February 28, 1995, and consist of the following:

                                                       MAIL ORDER     SOFTWARE
                                                        BUSINESS      BUSINESS        TOTAL
                                                       ----------     ---------     ---------
    Accounts receivable..............................   $170,848      $ 227,158     $ 398,006
    Fixed assets.....................................      2,856         22,539        25,395
    Current liabilities..............................    (19,246)      (101,335)     (120,581)
                                                       ----------     ---------     ---------
              Net....................................   $154,458      $ 148,362     $ 302,820
                                                        ========      =========     =========

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

8. INCOME TAXES

     The benefit for income taxes consisted of the following:

                                                             TEN MONTHS        YEARS ENDED
                                                               ENDED          FEBRUARY 28,
                                                            DECEMBER 31,     ---------------
                                                                1995         1995      1994
                                                            ------------     -----     -----
                                                                     (IN THOUSANDS)
    Federal:
      Current.............................................     $ (219)       $(466)    $(102)
      Deferred............................................        (46)          --        --
                                                                -----        -----     -----
                                                                 (265)        (466)     (102)
    State and local.......................................         40           --        51
                                                                -----        -----     -----
              Total.......................................     $ (225)       $(466)    $ (51)
                                                                =====        =====     =====

     For the ten months ended December 31, 1995, the Federal benefit for income taxes is primarily due to the carryback of a prior year taxable loss to prior periods and represents a change in estimate of the amount refundable upon final preparation of the return.

     The actual income tax benefit for the ten months ended December 31, 1995 and for the fiscal years ended February 28, 1995 and 1994 is different from the amounts computed by applying the statutory Federal income tax rates to losses from continuing operations before income taxes. The reconciliation of these differences, follow:

                                                            TEN MONTHS         YEARS ENDED
                                                              ENDED           FEBRUARY 28,
                                                           DECEMBER 31,     -----------------
                                                               1995          1995       1994
                                                           ------------     -------     -----
                                                                     (IN THOUSANDS)
    Tax benefit at statutory rate........................     $ (296)       $(3,824)    $(194)
    Additional refunds received..........................       (219)            --        --
    Increase resulting from:
      State income taxes, net of federal income tax
         effect..........................................         26             --        33
      Current loss not available for carryback...........        172          3,206        --
      Tax effect of permanent differences................         68            152       123
      Other items, net...................................         24             --       (13)
                                                               -----        -------     -----
              Benefit for income taxes...................     $ (225)       $  (466)    $ (51)
                                                               =====        =======     =====

     At December 31, 1995, the Company had a net operating loss carry forward of approximately $10,506,000 for Federal income tax purposes, expiring in increments through 2011. The utilization of approximately $2,903,000 of such losses is restricted to offset only future taxable income generated by Choice Maryland and Premier.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

     The tax effect of cumulative temporary differences at December 31, 1995 and February 28, 1995, follow:

                                                                      DECEMBER      FEBRUARY
                                                                         31,           28,
                                                                        1995          1995
                                                                     -----------   -----------
                                                                          (IN THOUSANDS)
    Current Deferred Tax Assets:
    Tax carry forwards.............................................    $ 4,172       $ 1,868
    Accounts receivable allowances.................................        413           625
    Accrued litigation costs.......................................      1,255         1,400
    Accrued restructuring charges..................................        536           828
    Accrued liabilities............................................        280           420
    Other..........................................................        254           144
                                                                     -----------   -----------
                                                                         6,910         5,285
    Less: Valuation allowance......................................     (6,910)       (5,285)
                                                                     -----------   -----------
              Net deferred tax asset...............................    $    --       $    --
                                                                     =========     =========

                                                                      DECEMBER      FEBRUARY
                                                                         31,           28,
                                                                        1995          1995
                                                                     -----------   -----------
                                                                          (IN THOUSANDS)
    Puerto Rico withholding tax....................................     $ 425         $  --
    Depreciation and other.........................................       118            --
                                                                     -----------   -----------
              Net deferred tax liability...........................     $ 543         $  --
                                                                     =========     =========

9. COMMITMENTS

  Leases

     The Company leases office and warehouse space, automobiles and equipment. Rental expense under these leases aggregated approximately $781,000, $719,000, and $1,120,000 for the ten months ended December 31, 1995 and the years ended February 28, 1995 and 1994, respectively.

     Future minimum lease payments, follow:

YEAR ENDING                                                        CAPITAL      OPERATING
DECEMBER 31,                                                       LEASES         LEASES
- ------------                                                      ---------     ----------
   1996.........................................................  $ 249,404     $1,051,641
   1997.........................................................     90,587        932,029
   1998.........................................................     42,644        695,988
   1999.........................................................     30,241        533,824
   2000.........................................................         --        401,423
   Thereafter...................................................         --        600,677
                                                                  ---------     ----------
   Total minimum lease payments.................................    412,876     $4,215,582
                                                                                 =========
   Less: Amounts representing interest..........................    (48,032)
                                                                  ---------
   Present value of net minimum lease payments..................    364,844
   Less: Current portion........................................   (220,934)
                                                                  ---------
   Long-term portion............................................  $ 143,910
                                                                  =========

  Other

     In connection with the settlement of a class action law suit filed in June 1993, the parties have agreed to accept in full settlement $600,000 in common stock to be issued by the Company and $650,000 in cash, which was previously paid by the Company's directors and officers liability insurance carrier. The common stock is issuable upon final approval of an escrow agreement and the number of shares to be issued will be based upon

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES a specified formula, which will result in the issuance of approximately 98,500 common shares. The Company's portion of the proposed settlement ($600,000), is included in costs in connection with litigation in the accompanying consolidated statement of operations, for the year ended February 28, 1995.

10. CONTINGENCIES

     The Company is subject to various claims and litigation in the ordinary course of its business. In the opinion of management and outside counsel, settlement of these claims and litigation will not have a material adverse effect on the financial position or future operating results of the Company.

11. STOCKHOLDERS' EQUITY

  Common Stock Authorized

     On August 28, 1995, the Company's stockholders approved an increase in the authorized common stock of the Company from 15,000,000 shares to 30,000,000 shares.

  Stock Option Plans

     The Company has eight stock option plans and an employee stock purchase plan covering up to 2,655,000 shares of the Company's common stock, pursuant to which officers, directors and employees of the Company are eligible to receive either incentive or non-qualified options. Stock options generally expire five or ten years from the date of grant. The exercise price of an incentive stock option is equal to the fair market value of the Company's common shares on the date such option was granted. The exercise price of non-qualified stock options may be less than the fair market value on the date of grant.

     A summary of option transactions during the ten months ended December 31, 1995 and the years ended February 28, 1995 and 1994, follow:

                                                                    NUMBER OF SHARES
                                                            ---------------------------------
                                                             TEN MONTHS       YEARS ENDED
                                                               ENDED          FEBRUARY 28,
                                                            DECEMBER 31,   ------------------
                                                                1995         1995      1994
                                                            ------------   --------   -------
    Shares under option at beginning of period............      994,500     818,500   832,000
    Granted ($2.86-$7.50).................................      949,500     564,000    51,500
    Canceled ($2.87-$6.00)................................     (125,000)   (354,000)  (65,000)
    Exercised ($1.88-$4.50)...............................     (355,000)    (34,000)       --
                                                            ------------   --------   -------
    Options outstanding at end of period ($2.85-$7.50)....    1,464,000     994,500   818,500
                                                             ==========    ========   =======
    Shares available for future grant.....................      693,750     568,250   778,250
                                                             ==========    ========   =======
    Options exercisable at end of period..................    1,289,000     994,500   818,500
                                                             ==========    ========   =======

  Warrants

     In August 1995, the Company's Board of Directors extended the expiration date of certain outstanding redeemable warrants issued as part of the Company's initial public offering (the "IPO Warrants") to March 31, 1996. Subsequent to year-end, the expiration date of the IPO Warrants was extended further to June 30, 1996. The exercise price of the 650,000 IPO Warrants is $6.00 per share. The expiration date of the 650,000 Class B Warrants (which are exercisable at $10.00 per share) to be issued upon exercise of the IPO Warrants was also extended subsequent to year-end to June 30, 1997. The other terms of the IPO Warrants remain the same.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

     In connection with the private placements discussed in Note 5, the Company issued warrants to purchase 3,240,000 shares of stock at prices ranging from $4.50 to $5.50 per share. These warrants expire through May 1998.

     Total warrants for 3,990,000 shares were outstanding at December 31, 1995, including the IPO Warrants, warrants issued in connection with private placements and 100,000 warrants issued in connection with prior acquisitions, at exercise prices ranging from $4.50 to $5.50 per share. No warrants were exercised during the year.

12. MAJOR VENDOR

     The Company utilizes a primary supplier arrangement for its purchases of pharmaceuticals. In light of the financial and operating significance of purchases, the Company routinely monitors the performance of its primary supplier and negotiates settlements and future service levels based thereon. Anticipated settlement amounts are recorded based upon management's estimates. The Company changed its primary supplier in December 1995. Purchases of inventory under the primary supplier relationships during the ten months ended December 31, 1995 and the years ended February 28, 1995 and 1994, were approximately 87%, 55% and 57%, respectively, of the Company's total inventory purchases.

13. OTHER INCOME

     The components of other income, follow:

                                                                          YEARS ENDED FEBRUARY
                                                     TEN MONTHS ENDED             28,
                                                       DECEMBER 31,      ----------------------
                                                           1995            1995          1994
                                                     -----------------   ---------     --------
    (Gain) loss on sale of assets..................      $(289,865)      $  (5,222)    $  3,860
    Contract delivery fees.........................        (60,655)        (50,666)          --
    Other, net.....................................        (81,380)        (48,188)     (30,226)
                                                     -----------------   ---------     --------
                                                         $(431,900)      $(104,076)    $(26,366)
                                                     =============       =========     ========

14. NEW ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of". This Statement requires that long-lived assets and certain intangibles be reviewed for impairment under certain circumstances, and that an impairment loss be recorded if the sum of expected future cash flows is less than the carrying amount of the assets. The amount of any impairment loss is based on the fair market value of the assets. The Statement also requires that long-lived assets and intangibles to be disposed of be recorded at the lower of cost or fair value, less costs to sell. The Company will be required to adopt this standard for the year ending December 31, 1996.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation". This Statement encourages companies to record compensation costs for stock options granted to employees on the date of grant based on the fair value of these options. Alternatively, it allows companies to continue to measure compensation based on the difference between the option exercise price and the fair market value of the stock on the date of grant. Companies electing to continue with this method must provide proforma disclosures of net income and earnings per share as if the fair value based method of accounting was used. The Company will be required to adopt this standard for the year ending December 31, 1996.

               CAPSTONE PHARMACY SERVICES, INC. AND SUBSIDIARIES

     The impact, if any, that the adoption of these standards will have on the Company's financial statements is not presently determinable.

15. SUBSEQUENT EVENTS

     During January 1996, Creditanstalt agreed to amend the existing line of credit to provide for an increase in borrowings available under the line of credit to $15,000,000 and to add a term loan facility in the amount of $10,000,000. Availability under the line of credit and the term loan will be increased to $21,000,000 and $14,000,000, respectively, in the event the Company raises at least $7,500,000 of additional common equity. Borrowings under the amended line of credit and term loan are secured by substantially all of the assets of the Company, bear interest at rates of either prime plus .25% or LIBOR plus 1.25% and are subject to other restrictions and loan covenants, all as defined by the underlying agreements.

     On January 3, 1996, the Company entered into an Agreement and Plan of Merger with Geri-Care Systems, Inc. and Scripts & Things, Inc. (Geri-Care), by which the Company acquired the operations of Geri-Care. The purchase price was approximately $6,400,000, payable $1,350,000 in cash and promissory notes, and the remainder in common stock of the Company. The agreement also includes an additional contingent incentive payment of $1,500,000 as compensation for certain new business to be generated through 1998 by the selling shareholders of Geri-Care. The Company has made advances to Geri-Care under the terms of the Agreement of approximately $2,243,000.

     Geri-Care is a privately held provider of pharmacy services to nursing homes in the New York metropolitan area and generates annualized revenues of approximately $7,000,000.

     On February 29, 1996, the Company entered into an Asset Purchase Agreement with IMD Corporation (IMD) by which the Company acquired the operations of IMD. The purchase price was approximately $15,500,000 in cash.

     IMD is a privately held institutional pharmacy business in the State of Illinois and has annualized revenues of approximately $18,000,000.

     The Company has paid fees totaling $570,000 to a company affiliated with a member of the Board of Directors for certain services rendered in connection with the Geri-Care and IMD acquisitions.

16. SUBSEQUENT EVENT -- PRIVATE PLACEMENT

     In April 1996, the Company completed a private placement of 1,035,000 shares of common stock. The private placement generated proceeds of approximately $8,400,000, net of related costs.

17. SUBSEQUENT EVENT -- PENDING ACQUISITION

     On June 20, 1996, the Company entered into a definitive agreement to acquire Symphony Pharmacy Services, Inc. (Symphony), an institutional pharmacy provider, from Integrated Health Services, Inc. (IHS). The Symphony purchase price will be comprised of $125,000,000 in cash and $25,000,000 in common stock issued to IHS. The Company intends to finance the cash portion of the Symphony acquisition with a $25,000,000 investment by Counsel and a $100,000,000 bridge loan. Management expects that the Symphony acquisition will almost double the number of beds served by the Company, the number of Company employees and the Company's net sales. There can be no assurance that Symphony will be integrated successfully into the Company's operations.

     In conjunction with the Symphony acquisition, the Company is currently contemplating a secondary offering of approximately 9,000,000 shares of common stock at an assumed offering price of $12.50 per share. The secondary offering is expected to generate net proceeds of approximately $106,000,000 which will be used to refund the bridge loan and certain other long-term indebtedness.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Symphony Pharmacy Services, Inc.:

     We have audited the accompanying consolidated balance sheets of Symphony Pharmacy Services, Inc. and subsidiaries (wholly-owned by Integrated Health Services, Inc.) as of December 31, 1994 and 1995 and the related consolidated statements of earnings, stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Symphony Pharmacy Services, Inc. (wholly-owned by Integrated Health Services, Inc.) as of December 31, 1994 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Baltimore, Maryland
July 16, 1996

               SYMPHONY PHARMACY SERVICES, INC. AND SUBSIDIARIES
               (WHOLLY-OWNED BY INTEGRATED HEALTH SERVICES, INC.)

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1994 AND 1995

                             (DOLLARS IN THOUSANDS)

                                                                              1994      1995
                                                                             -------   -------
                                            ASSETS
Current assets:
  Cash and cash equivalents................................................  $ 1,342   $ 1,017
  Accounts receivable, net of allowance for doubtful accounts of $3,798 in
     1994 and $3,223 in 1995 (note 7)......................................   15,407    19,597
  Inventories..............................................................    5,429     5,321
  Other current assets.....................................................      514       466
                                                                             -------   -------
          Total current assets.............................................   22,692    26,401
                                                                             -------   -------
Property and equipment, net (note 3).......................................    9,760     9,875
Intangible assets of businesses acquired, net of accumulated amortization
  of $1,073 in 1994 and $2,521 in 1995.....................................   53,567    55,694
Deferred income taxes (note 6).............................................    3,335     2,640
                                                                             -------   -------
                                                                             $89,354   $94,610
                                                                             =======   =======
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses (note 4)...........................  $ 7,276   $ 5,465
  Advances from parent company.............................................    7,575     5,448
  Income taxes payable to parent company (note 6)..........................    4,353     5,188
  Interest payable to parent company (note 7)..............................    1,871     4,418
                                                                             -------   -------
          Total current liabilities........................................   21,075    20,519
                                                                             -------   -------
Notes payable to parent company (note 7)...................................   42,058    41,848
Commitments and contingencies (Notes 5 and 8)
Stockholders' equity:
  Common stock: $.01 par value. Authorized 1,000 shares;
     issued and outstanding 100 shares.....................................       --        --
  Additional paid-in capital...............................................   24,836    28,361
  Retained earnings........................................................    1,385     3,882
                                                                             -------   -------
          Total stockholder's equity.......................................   26,221    32,243
                                                                             -------   -------
                                                                             $89,354   $94,610
                                                                             =======   =======

          See accompanying notes to consolidated financial statements.

               SYMPHONY PHARMACY SERVICES, INC. AND SUBSIDIARIES
               (WHOLLY-OWNED BY INTEGRATED HEALTH SERVICES, INC.)

                      CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                             (DOLLARS IN THOUSANDS)

                                                                      1993     1994      1995
                                                                     ------   -------   -------
Sales (note 7).....................................................  $9,461   $52,295   $91,016
Cost of sales......................................................   4,815    27,865    48,837
                                                                     ------   -------   -------
          Gross profit.............................................   4,648    24,430    42,179
                                                                     ------   -------   -------
Operating expenses (note 7):
  Salaries, wages and benefits.....................................   2,913    12,148    20,642
  Depreciation and amortization....................................     288     1,479     2,682
  Other selling, general and administrative expenses...............   1,137     6,835    12,279
                                                                     ------   -------   -------
          Total operating expenses.................................   4,338    20,462    35,603
                                                                     ------   -------   -------
Operating income...................................................     308     3,968     6,576
Interest expense -- parent company (note 7)........................     103     1,768     2,547
                                                                     ------   -------   -------
Earnings before income taxes.......................................     205     2,200     4,029
Federal and state income taxes (note 6)............................      79       941     1,532
                                                                     ------   -------   -------
          Net earnings.............................................  $  126   $ 1,259   $ 2,497
                                                                     ======   =======   =======

          See accompanying notes to consolidated financial statements.

               SYMPHONY PHARMACY SERVICES, INC. AND SUBSIDIARIES
               (WHOLLY-OWNED BY INTEGRATED HEALTH SERVICES, INC.)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                             (DOLLARS IN THOUSANDS)

                                                                 COMMON      ADDITIONAL      RETAINED
                                                                  STOCK    PAID-IN CAPITAL   EARNINGS
                                                                 -------   ---------------   --------
Balance at January 1, 1993.....................................  $    --       $    --        $   --
Net earnings for 1993..........................................       --            --           126
Contribution of capital -- representing payments by parent
  company in connection with business acquisitions.............       --         9,840            --
                                                                 -------   ---------------   --------
Balance at December 31, 1993...................................       --         9,840           126
Net earnings for 1994..........................................       --            --         1,259
Contribution of capital -- representing payments by parent
  company in connection with business acquisitions.............       --        14,996            --
                                                                 -------   ---------------   --------
Balance at December 31, 1994...................................       --        24,836         1,385
Net earnings for 1995..........................................       --            --         2,497
Contribution of capital -- representing payments by parent
  company in connection with prior business acquisitions.......       --         3,525            --
                                                                 -------   ---------------   --------
Balance at December 31, 1995...................................  $    --       $26,381        $3,882
                                                                 =======    ==========        ======

          See accompanying notes to consolidated financial statements.

               SYMPHONY PHARMACY SERVICES, INC. AND SUBSIDIARIES
               (WHOLLY-OWNED BY INTEGRATED HEALTH SERVICES, INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                             (DOLLARS IN THOUSANDS)

                                                                     1993      1994      1995
                                                                    -------   -------   -------
Cash flows from operating activities:
  Net earnings....................................................  $   126   $ 1,259   $ 2,497
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation and amortization................................      288     1,479     2,682
     Deferred income taxes........................................       --       413       695
     Increase in accounts receivable..............................   (2,655)   (3,522)   (4,190)
     Decrease (increase) in inventories...........................     (174)     (584)      108
     Decrease (increase) in other current assets..................      526      (249)       80
     Decrease in accounts payable and accrued expenses............     (461)   (1,458)   (1,811)
     Increase in income taxes payable to parent company...........       79       526       837
     Increase in interest expense payable to parent company.......      103     1,768     2,547
     Other........................................................       11        53       (33)
                                                                    -------   -------   -------
Net cash provided (used) by operating activities..................   (2,157)     (315)    3,412
                                                                    -------   -------   -------
Cash flows from financial activities:
  Advances from (repayments to) parent company....................    5,790     1,785    (2,127)
  Proceeds (payments) of notes payable to parent company..........       --     9,573      (211)
  Payment on long-term debt.......................................   (2,433)     (474)       --
                                                                    -------   -------   -------
Net cash provided (used) by financing activities..................    3,357    10,884    (2,338)
                                                                    -------   -------   -------
Cash flows from investing activities:
  Business acquisitions (note 1)..................................     (560)   (6,425)       --
  Property and equipment additions................................     (640)   (2,802)   (1,399)
                                                                    -------   -------   -------
Net cash used by investing activities.............................   (1,200)   (9,227)   (1,399)
                                                                    -------   -------   -------
Increase (decrease) in cash.......................................       --     1,342      (325)
Cash, beginning of year...........................................       --        --     1,342
                                                                    -------   -------   -------
Cash, end of year.................................................  $    --   $ 1,342   $ 1,017
                                                                    =======   =======   =======
Noncash investing and financing activities:
  Net assets of businesses acquired (note 1)......................  $31,532   $25,790   $ 3,525
  Contribution of capital and issuance of notes payable to parent company -- representing payments by parent company in
     connection with business acquisitions (note 1)...............  $31,532   $25,790   $ 3,525
                                                                    =======   =======   =======

          See accompanying notes to consolidated financial statements.

               SYMPHONY PHARMACY SERVICES, INC. AND SUBSIDIARIES
               (WHOLLY-OWNED BY INTEGRATED HEALTH SERVICES, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1993, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)

(1) DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

     Symphony Pharmacy Services, Inc. (the Company), a Delaware corporation established on May 9, 1995, is a wholly-owned subsidiary of Symphony Health Services, Inc., which is wholly-owned by Integrated Health Services, Inc. (IHS or the parent company). In a corporate reorganization on May 9, 1995, certain subsidiaries of IHS or its subsidiaries became subsidiaries of Symphony Pharmacy Services, Inc. These subsidiaries, which formerly operated as the Allied Health Services division of IHS, are as follows:

    Patient Care Pharmacy, Inc.
     Patient Care Pharmacy of Colorado Springs, Inc.
     Healthcare Pharmacy Services of Florida, Inc.
     Healthcare Pharmacy Services of Pennsylvania, Inc.
     Healthcare Pharmacy Services of Texas, Inc.
     Amcare, Inc.
     Amcare Health Services, Inc.
     Amcare Santa Barbara, Inc.
     Pharmaceutical Dose Services, Inc.
     Suncoast Pharmacy Services, Inc.

     Such corporations are engaged primarily in the business of selling pharmaceutical related products and providing institutional pharmacy services to long-term care and other institutions and their patients. The consolidated financial statements represent the historical accounts of the Company and the aforementioned subsidiaries and reflect the elimination of significant intercompany balances and transactions among such entities.

     The aforementioned corporations were acquired by IHS (or its subsidiaries) at various dates in 1993 and 1994, as discussed more fully below. The new basis of accounting, reflecting IHS's cost of the businesses acquired, has been "pushed down" to the accounts of the Company. Such cost basis has been allocated to the identifiable assets and liabilities acquired based on their respective fair values at the dates of acquisition. Cost in excess of such aggregate fair value (goodwill) is being amortized over 40 years using the straight-line method. Such estimated useful life of goodwill of the pharmacy businesses acquired gives recognition to the plans of IHS to develop post-acute health care networks using IHS's long-term care facilities as platforms to provide other services, including pharmaceutical products and services.

     In June 1993, IHS acquired all of the outstanding capital stock of Patient Care Pharmacy, Inc. (PCP), a business providing pharmacy services to geriatric care facilities and other health care providers in Southern California. The total cost for PCP was $10,400, including $9,840 representing 425,674 shares of IHS common stock. In addition, IHS agreed to make contingent payments in shares of common stock following each of the next three years based upon the earnings of PCP. However, in March 1995, the PCP stockholders terminated all rights to contingent payments in consideration for $3,525 representing 92,434 shares of IHS common stock.

     In December 1993, IHS acquired the capital stock of Central Park Lodges, Inc. (CPL), a wholly-owned subsidiary of Trizec Corporation, Ltd. (Trizec), a publicly-held Canadian real estate company. IHS acquired substantially all of the United States operations of CPL, consisting of 30 geriatric care facilities located in Florida, Pennsylvania and Texas and nine retirement facilities located in Florida, with an aggregate of 5,210 beds; the Healthcare Pharmacy Services division (HPS), which provides pharmacy consulting services and supplies prescription drugs and intravenous medications to geriatric care facilities through five pharmacies in Florida, Pennsylvania and Texas; and other operations. The total purchase price was $185,300, which was

               SYMPHONY PHARMACY SERVICES, INC. AND SUBSIDIARIES
               (WHOLLY-OWNED BY INTEGRATED HEALTH SERVICES, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                        DECEMBER 31, 1993, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)

allocated primarily based on the appraised value of the respective businesses acquired. The allocated cost of the HPS acquisition was $21,692.

     On August 8, 1994, the Company acquired substantially all of the assets of Pikes Peak Pharmacy, Inc. (Pikes), a company which provides pharmacy services to patients at nine facilities in Colorado Springs, Colorado which have an aggregate of 625 beds. The total purchase price was $600.

     On October 7, 1994, the Company acquired all of the outstanding stock of Amcare, Inc. (Amcare), an institutional pharmacy serving approximately 135 skilled nursing facilities in California, Minnesota, New Jersey and Pennsylvania. The purchase price was $21,000, including $10,500 representing the issuance of 291,101 shares of IHS common stock. In addition, the Company incurred direct costs of the acquisition of $4,550, representing legal and other transaction costs of $600, integration costs principally for systems conversion of $1,850, and severance and other termination costs of $2,100.

On October 11, 1994, the Company acquired substantially all of the assets of Pharmaceutical Dose Service of La, Inc. (PDS), an institutional pharmacy serving 14 facilities. The purchase price was $4,190, including $3,900 representing the issuance of 122,117 shares of IHS common stock. In addition, the Company incurred direct costs of the acquisition of $1,875, representing legal and other transaction costs of $300, integration costs principally for systems conversion of $1,175, and severance and other termination costs of $400.

     The total cost of the aforementioned acquisitions has been allocated as follows:

                                                    PCP        HPS       PIKES     AMCARE      PDS
                                                  -------     ------     -----     ------     -----
Current assets..................................  $ 2,667      3,175      183       8,029       638
Property and equipment..........................    1,001      3,000       --       3,011        --
Intangible assets...............................   15,595     16,221      417      20,300     5,697
Current liabilities.............................   (2,905)      (704)      --      (5,316)     (270)
Long-term debt..................................   (2,433)        --       --        (474)       --
                                                  -------     ------     -----     ------     -----
Net assets acquired.............................  $13,925     21,692      600      25,550     6,065
                                                  =======     ======     ====      ======     =====
Equities recorded:
  Notes payable to parent company...............  $    --     21,692       --      10,500       294
  Contribution of capital:
     1993.......................................    9,840         --       --          --        --
     1994.......................................       --         --      600      10,500     3,896
     1995.......................................    3,525         --       --          --        --
                                                  -------     ------     -----     ------     -----
                                                  $13,365     21,692      600      21,000     4,190
                                                  =======     ======     ====      ======     =====

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company applies the same significant accounting policies as established by its parent company, which policies are summarized as follows:

  Cash Equivalents

     Cash equivalents consist of highly liquid instruments with an original maturity of three months or less.

               SYMPHONY PHARMACY SERVICES, INC. AND SUBSIDIARIES
               (WHOLLY-OWNED BY INTEGRATED HEALTH SERVICES, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                        DECEMBER 31, 1993, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)

  Inventories

     Inventories consist primarily of purchased pharmaceuticals and medical supplies held for sale to customers and are stated at the lower of cost or market. Cost is determined using a pricing convention which approximates the first-in, first-out method.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided on the straight-line basis over the estimated useful life of the assets, generally 10 years for equipment and the term of the lease for costs of leasehold improvements.

  Development Costs

     Direct and incremental costs incurred to initiate and implement new pharmacy locations are deferred during the start-up period (not exceeding six months) and amortized on a straight-line basis over five years.

  Income Taxes

     The Company and its subsidiaries are included in the parent company's consolidated Federal income tax return. The income tax provisions reported in the financial statements are an allocation of the parent company's total income tax provision. The Company's allocation was determined based on a calculation of income taxes as if the Company were a separate taxpayer, in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), Accounting for Income Taxes.

     Deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the related tax bases of assets and liabilities as required by SFAS No. 109. Such tax effects are measured by applying enacted statutory tax rates applicable to future years in which the differences are expected to reverse, and any change in tax rates will be recognized in the period that includes the date of enactment. Valuation allowances are recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

  Intangible Assets

     Intangible assets arise from business combinations accounted for as purchase transactions and are amortized using the straight-line method over an estimated useful life of forty years.

     Management regularly evaluates whether events or changes in circumstances have occurred that could indicate an impairment in the value of intangible assets. In December 1995, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which had no effect on the financial statements. In accordance with the provisions of SFAS No. 121, if there is an indication that the carrying value of an asset is not recoverable, the Company determines the amount of impairment loss by comparing the carrying amount of the assets to their estimated fair value. Intangible assets acquired in business combinations accounted for using the purchase method are included as part of the carrying value in determining recoverability. Goodwill also is evaluated for recoverability by estimating the projected undiscounted cash flows, excluding interest, of the related business activities, and any excess of carrying value over such estimates is written off.

     In addition to consideration of impairment upon the events or changes in circumstances described above, management regularly evaluates the remaining lives of its long-lived assets. If estimates are changed, the

               SYMPHONY PHARMACY SERVICES, INC. AND SUBSIDIARIES
               (WHOLLY-OWNED BY INTEGRATED HEALTH SERVICES, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                        DECEMBER 31, 1993, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)

carrying value of affected assets is allocated over the remaining lives. Estimation of value and future benefits of intangible assets is made based upon the related projected undiscounted future cash flows, excluding interest payments.

  Revenue Recognition

     Revenue is recognized when products or services are provided. A significant portion of the Company's revenues from sales of pharmaceutical and medical products are reimbursable from Medicare and state Medicaid programs. Receivables under these reimbursement programs and related revenues are reported at the net realizable amount expected to be received from these third-party payors.

  Business and Credit Concentrations

     The Company's sales are provided through 26 pharmacies as of December 31, 1995, located in California, Colorado, Texas, Minnesota, Pennsylvania, New Jersey, Florida and Louisiana. The Company generally does not require collateral or other security in extending credit to long-term care and other institutions and their patients; however, the Company routinely obtains assignments of (or is otherwise entitled to receive) benefits receivable under the health insurance programs, plans or policies of patients (e.g., Medicare, Medicaid, commercial insurance and managed care organizations).

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Disclosures About Fair Value of Financial Instruments

     The carrying amounts of cash, accounts receivable and accounts payable approximate their fair value because of the short-term nature of these instruments. It is not practicable to estimate the fair value of notes payable to the parent company because there are no specified due dates for these instruments.

(3) PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at December 31, 1994 and 1995:

                                                                        1994        1995
                                                                       -------     -------
    Equipment........................................................  $ 9,461     $10,736
    Furniture, fixtures and leasehold improvements...................      545         618
    Development costs................................................      448         448
                                                                       -------     -------
                                                                        10,454      11,802
    Less accumulated depreciation and amortization...................      694       1,927
                                                                       -------     -------
    Net property and equipment.......................................  $ 9,760     $ 9,875
                                                                       =======     =======

               SYMPHONY PHARMACY SERVICES, INC. AND SUBSIDIARIES
               (WHOLLY-OWNED BY INTEGRATED HEALTH SERVICES, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                        DECEMBER 31, 1993, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)

(4) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consist of the following at December 31, 1994 and 1995:

                                                                          1994       1995
                                                                         ------     ------
    Accounts payable -- trade..........................................  $5,556     $2,423
    Accrued salaries, wages and benefits...............................   1,720      2,842
    Other accrued expenses.............................................      --        200
                                                                         ------     ------
                                                                         $7,276     $5,465
                                                                         ======     ======

(5) LEASES

     As of December 31, 1995, the Company had operating leases as lessee or sublessee of 26 distribution facilities and pharmacy units within long-term care facilities expiring at various dates through June 30, 2002. Minimum rent payments due under noncancellable operating leases in effect at December 31, 1995 are summarized as follows for the years ended December 31:

    1996........................................................................  $1,044
    1997........................................................................     960
    1998........................................................................     937
    1999........................................................................     881
    2000........................................................................     479
    Thereafter..................................................................     286
                                                                                  ------
                                                                                  $4,587
                                                                                  ======

     Eight leases provide renewal options for various terms at fair market rentals at the expiration of the initial term. The leases generally include additional rental obligations for real estate taxes, utilities, insurance and repairs. The Company's rental expense was $257 in 1993, $816 in 1994 and $1,227 in 1995.

(6) INCOME TAXES

     The Company is included in the parent company's consolidated federal income tax return. The allocated provision for income taxes is summarized below for years ended December 31:

                                                                   1993      1994       1995
                                                                   -----     -----     ------
    Federal......................................................   $65      $ 768     $1,250
    State........................................................    14        173        282
                                                                   -----     -----     ------
                                                                    $79      $ 941     $1,532
                                                                   ====       ====     ======
    Current......................................................   $79      $ 528     $  837
    Deferred.....................................................    --        413        695
                                                                   -----     -----     ------
                                                                    $79      $ 941     $1,532
                                                                   ====       ====     ======

               SYMPHONY PHARMACY SERVICES, INC. AND SUBSIDIARIES
               (WHOLLY-OWNED BY INTEGRATED HEALTH SERVICES, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                        DECEMBER 31, 1993, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)

     The provision for income taxes is reconciled to the amount computed by applying the Federal corporate tax rate of 35% to earnings before income taxes as follows:

                                                               1993       1994        1995
                                                               -----     -------     -------
    Income tax computed at statutory rate....................   $72      $   770     $ 1,410
    State income taxes, net of Federal tax benefit...........     9          112         183
    Other....................................................    (2)          59         (61)
                                                               -----     -------     -------
                                                                $79      $   941     $ 1,532
                                                               ====      =======     =======

     Deferred income tax (assets) liabilities at December 31, 1994 and 1995 are as follows:

                                                                        1994        1995
                                                                       -------     -------
    Excess of book over tax basis of assets..........................  $   353     $   853
    Allowance for doubtful accounts..................................   (1,462)     (1,241)
    Pre-acquisition separate company net operating loss
      carryforward...................................................   (2,790)     (2,175)
    Other............................................................      564         (77)
                                                                       -------     -------
                                                                       $(3,335)    $(2,640)
                                                                       =======     =======

(6) INCOME TAXES

     The provision for Federal and state income taxes is recorded using the overall effective tax rate of the consolidated group applied to the Company's pre-tax earnings before adjustment for permanent differences related to nondeductible amortization of goodwill of $210 in 1993, $835 in 1994 and $1,297 in 1995. Deferred income tax (assets) liabilities are recorded for the Company's temporary differences using the same effective tax rate. The difference between the total provision for income tax and the deferred income tax provision, both determined as discussed above, represents income taxes currently payable to the parent company. The provision for income taxes, deferred income taxes and income taxes currently payable may vary from such amounts that would have been computed on a stand-alone basis.

     At December 31, 1995, certain subsidiaries of the Company had pre-acquisition net operating loss carryforwards available for Federal and state income tax purposes of approximately $5,649 which expire in 2008. The annual utilization of these net operating loss carryforwards is subject to certain limitations under the Internal Revenue Code.

     Management believes no valuation reserves are needed for deferred income tax assets and there has been no valuation allowance during the three-year period ended December 31, 1995. It is the Company's belief that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(7) RELATED PARTY TRANSACTIONS

  Notes Payable to Parent Company

     The Company had various unsecured notes payable to the parent company of $42,058 and $41,848 as of December 31, 1994 and 1995, respectively. The notes were incurred primarily for the Company's business acquisitions during 1994 and 1993, as described in note 1. The notes have no specified due dates, but management of the parent company has indicated that repayment will not be sought for at least the next twelve months or until the occurrence of the closing of a sale of a significant portion of the Company's assets.

               SYMPHONY PHARMACY SERVICES, INC. AND SUBSIDIARIES
               (WHOLLY-OWNED BY INTEGRATED HEALTH SERVICES, INC.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                        DECEMBER 31, 1993, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)

The notes bear interest ranging from 5.75% to 8.50% as of December 31, 1994 and 1995. The Company incurred interest expense to the parent company of $103 in 1993, $1,768 in 1994 and $2,547 in 1995.

  Advances from Parent Company

     Under a cash management facility provided by the parent company, the Company's accounts payable are transferred to a centralized account and applied to increase the intercompany account. The Company's available cash is similarly provided to the parent company through a decrease in the intercompany balance. Such advances bear no interest. Also, advances from the parent company include direct costs of business acquisitions discussed in note 1, which bear no interest.

  Corporate Expenses Charged by Parent Company

     The consolidated financial statements reflect charges for certain corporate general and administrative expenses from the IHS corporate office to the Company and its subsidiaries. Such corporate office charges represent allocations based on determinations that management believes to be reasonable. However, IHS has operated certain other businesses and has provided certain services to the Company and its subsidiaries, including financial, legal, risk management (workers' compensation and general liability) and other services. Accordingly, expense allocations to the Company and its subsidiaries may not be representative of costs of such services if the Company operated on a stand alone basis.

     Costs charged by IHS were insignificant in 1993, and were approximately $437 in 1994 and $1,088 in 1995.

  Accounts Receivable from and Sales to Parent Company

     The Company provides pharmaceutical products and services to subsidiaries of the parent company which operate long-term healthcare facilities and their patients. Accounts receivable include balances due from such subsidiaries of approximately $4,576 and $3,215 at December 31, 1994 and 1995, respectively. Sales to such subsidiaries were approximately $2,300 in 1993, $15,000 in 1994 and $17,500 in 1995.

(8) COMMITMENTS AND CONTINGENCIES

     The Company is from time to time subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of pending legal proceedings will not have a material adverse effect on the Company's financial statements.

(9) SUBSEQUENT EVENTS

     On June 19, 1996, the Company and its subsidiaries entered into an Asset Purchase Agreement with Capstone Pharmacy Services, Inc. (the buyer), pursuant to which the Company and its subsidiaries have agreed to sell substantially all their business assets to the buyer. The selling price is $150 million (which is subject to adjustment in certain circumstances) of which approximately $25 million will be in common stock of the buyer and the remainder will be in cash. Closing is expected to occur by August 1, 1996.

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF THE COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION OR OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Prospectus Summary..................      3
Risk Factors........................      7
Use of Proceeds.....................     11
Dividend Policy.....................     11
Capitalization......................     12
Selected Consolidated Financial
  Data..............................     13
Pro Forma Unaudited Consolidated
  Financial Data....................     14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operation......................     17
Business............................     21
Management..........................     29
Security Ownership of Directors,
  Executive Officers and Principal
  Holders...........................     31
Description of Capital Stock........     33
Underwriting........................     34
Legal Matters.......................     35
Experts.............................     35
Available Information...............     35
Incorporation of Certain Information
  by Reference......................     36
Index to Financial Statements.......    F-1
Consolidated Financial Statements of
  Symphony Pharmacy Services,
  Inc...............................   F-19

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                               9,000,0000 SHARES

                      [Capstone Pharmacy Services LOGO]

                                  COMMON STOCK


                         ---------------------------
                                   PROSPECTUS
                          ---------------------------


                        EQUITABLE SECURITIES CORPORATION

                        LEHMAN BROTHERS

                        BT SECURITIES CORPORATION

                        WHEAT FIRST BUTCHER SINGER

                        VOLPE, WELTY & COMPANY


                                 July    , 1996


- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an estimate of the fees and expenses to be incurred in connection with the issuance and distribution of the Common Stock registered hereby.

Securities and Exchange Commission Registration Fee..............................  $   38,367
NASD Fee.........................................................................      17,500
Nasdaq Filing Fee................................................................           *
Blue Sky Fees and Expenses.......................................................           *
Legal Fees and Expenses..........................................................           *
Accounting Fees and Expenses.....................................................           *
Printing and Engraving Costs.....................................................           *
Miscellaneous Expenses...........................................................           *
                                                                                   ----------
          Total..................................................................  $        *
                                                                                    =========

- ---------------

* To be added by amendment

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("DGCL") applies to the Company and the relevant portion of the DGCL provides as follows:

  145.  INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS; INSURANCE.

          (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
     (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the shareholders.

          (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

          (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

          (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

          (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

          (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

          (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

          (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

     The Restated Certificate of Incorporation limits the liability of directors (in their capacity as directors, but not in their capacity as officers) to the Company or its shareholders to the fullest extent permitted by the DGCL, as amended. Specifically, no director of the Company will be personally liable to the Company or its shareholders for monetary damages for breach of the director's fiduciary duty as a director, except as provided in Section 102 of the DGCL for liability: (i) for any breach of the director's duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith and which involve intentional misconduct or knowing violation of law; (iii) under Section 174 of the DGCL, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. The inclusion of this provision in the Restated Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such action, if successful, might otherwise have benefitted the Company and its shareholders.

     Under the Restated Certificate of Incorporation and in accordance with
Section 145 of the DGCL, the Company will indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a "derivative" action by or in the right of the Company) by reason of the fact that such person was or is a director or officer of the Company, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such acts were unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such an action and then, where the person is adjudged to be liable to the Company, only if and to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that such person is fairly and reasonably entitled to such indemnity and then only for such expenses as the court deems proper. The Company will indemnify, pursuant to the standard enumerated in Section 145 of the DGCL, any past or present officer or director who was or is a party, or is threatened to be made a party, to any threatened, pending or completed derivative action by or in the right of the Company.

     The Restated Certification of Incorporation of the Company provides that the Company may pay for the expenses incurred by an indemnified director or officer in defending the proceedings specified above in advance of their final disposition, provided that, if the DGCL so requires, such indemnified person agrees to reimburse the Company if it is ultimately determined that such person is not entitled to indemnification. The Company's Restated Certificate of Incorporation also allows the Company, in its sole discretion, to indemnify any person who is or was one of its employees and agents to the same degree as the foregoing indemnification of directors and officers. To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. In addition, the Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against and incurred by such person in such capacity, or arising out of the person's status as such whether or not the Company would have the power or obligation to indemnify such person against such liability under the provisions of the DGCL. The Company maintains insurance for the benefit of the Company's officers and directors insuring such persons against certain liabilities, including civil liabilities under the securities laws. Additionally, the Company has entered into indemnification agreements with each of the Directors of the Company, which, among other things, provides that the Company will indemnify such Directors to the fullest extent permitted by the Restated Certificate of Incorporation and the DGCL and will advance expenses of defending claims against such Directors.

     Reference is hereby made to Section [ ] of the Underwriting Agreement among the Company and the Underwriters, filed as Exhibit 1 of this Registration Statement, for a description of the indemnification arrangements between the Company and the Underwriters, pursuant to which the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

ITEM 16.  EXHIBITS

     (a) The following exhibits are filed as part of the Registration Statement:

EXHIBIT
NUMBER                                 DESCRIPTION OF EXHIBIT
- ------       --------------------------------------------------------------------------
 *1     --   Underwriting Agreement
  2     --   Asset Purchase Agreement among Integrated Health Services, Inc., Symphony
             Pharmacy Services, Inc., various of its Subsidiaries and the Company dated
             June 20, 1996 (incorporated by reference to Exhibit 2 to the Company's
             Current Report on Form 8-K dated July 18, 1996)
  4.1   --   Certificate of Incorporation of the Company (incorporated by reference to
             Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1995)
  4.2   --   Bylaws of the Company (incorporated by reference to Exhibit 3.3 to the
             Company's Quarterly Report on Form 10-Q for the Quarter ended August 31,
             1995)
 *5     --   Opinion of Harwell Howard Hyne Gabbert & Manner, P.C.
*23.1   --   Consent of Harwell Howard Hyne Gabbert & Manner, P.C. (see Exhibit 5)
 23.2   --   Consent of Arthur Andersen LLP
 23.3   --   Consent of KPMG Peat Marwick LLP
 23.4   --   Consent of Blackman Kallick Bartelstein, LLP
 23.5   --   Consent of Roth & Company
 24     --   Power of Attorney (see signature page)

- ---------------

* To be filed by amendment.

     (b) The Schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

ITEM 17.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirement of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Baltimore, State of Maryland, on the 18th day of July, 1996.

                                          CAPSTONE PHARMACY SERVICES, INC.

                                          By:      /s/  R. DIRK ALLISON
                                            ------------------------------------
                                                      R. Dirk Allison
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     Each person whose signature to the Registration Statement appears below hereby appoints R. Dirk Allison and Donald W. Hughes, and each of them, as his attorneys-in-fact to execute in the name and on behalf of any such person, individually and in the capacity stated below, and to file all amendments and post-effective amendments to this Registration Statement, which amendment or amendments may make such changes and additions in this Registration Statement as such attorneys-in-fact may deem necessary or appropriate.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on the dates indicated by the following persons in the capacities indicated.

                  SIGNATURE                                  TITLE                     DATE
- ---------------------------------------------  ---------------------------------  --------------
                 /s/  R. DIRK ALLISON          President, Chief Executive         July 18, 1996
- ---------------------------------------------    Officer and Director (Chief
               R. Dirk Allison                   Executive Officer)

               /s/  DONALD W. HUGHES           Vice President, Chief Financial    July 18, 1996
- ---------------------------------------------    Officer and Secretary (Chief
              Donald W. Hughes                   Accounting Officer)

                 /s/  ALLAN C. SILBER          Chairman                           July 18, 1996
- ---------------------------------------------
               Allan C. Silber

                /s/  MORRIS A. PERLIS          Vice Chairman                      July 18, 1996
- ---------------------------------------------
              Morris A. Perlis

             /s/  JOSEPH FURLONG, III          Director                           July 18, 1996
- ---------------------------------------------
             Joseph Furlong, III
                                               Director                           July   , 1996
- ---------------------------------------------
                John Haronian

               /s/  ALBERT REICHMANN           Director                           July 18, 1996
- ---------------------------------------------
              Albert Reichmann
                                               Director                           July   , 1996
- ---------------------------------------------
               J. Brendan Ryan

                  SIGNATURE                                  TITLE                     DATE
- ---------------------------------------------  ---------------------------------  --------------
                /s/  EDWARD SONSHINE           Director                           July 18, 1996
- ---------------------------------------------
               Edward Sonshine

               /s/  DR. GAIL WILENSKY          Director                           July 18, 1996
- ---------------------------------------------
              Dr. Gail Wilensky

                /s/  JOHN E. ZUCCOTTI          Director                           July 18, 1996
- ---------------------------------------------
              John E. Zuccotti

                                 EXHIBIT INDEX

EXHIBIT                                                                             SEQUENTIALLY
NUMBER                              DESCRIPTION OF EXHIBITS                         NUMBERED PAGE
- ------       ---------------------------------------------------------------------- -------------
 *1       -- Underwriting Agreement
  2       -- Asset Purchase Agreement among Integrated Health Services, Inc.,
             Symphony Pharmacy Services, Inc., various of its Subsidiaries and the
             Company dated June 20, 1996 (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K dated July 18, 1996)
  4.1     -- Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the
             quarter ended August 31, 1995)
  4.2     -- Bylaws of the Company (incorporated by reference to Exhibit 3.3 to the
             Company's Quarterly Report on Form 10-Q for the Quarter ended August
             31, 1995)
 *5       -- Opinion of Harwell Howard Hyne Gabbert & Manner, P.C.
*23.1     -- Consent of Harwell Howard Hyne Gabbert & Manner, P.C. (see Exhibit 5)
 23.2     -- Consent of Arthur Andersen LLP
 23.3     -- Consent of KPMG Peat Marwick LLP
 23.4     -- Consent of Blackman Kallick Bartelstein, LLP
 23.5     -- Consent of Roth & Company
 24       -- Power of Attorney (see signature page)

- ---------------

* To be filed by amendment.